Exhibit 99.1

Execution Version

CREDIT AGREEMENT

by and among

[CONFIDENTIAL INFORMATION - REDACTED],

as Agent, Sole Lead Arranger and Sole Book Runner,

THE LENDERS PARTY HERETO

as the Lenders,

GH CAMARILLO LLC, MAGU FARM LLC and GLASS HOUSE FARM LLC,

as Borrower,

Dated as of February 28, 2025

Execution Version

TABLE OF CONTENTS

Page

1.	DEFINITIONS AND CONSTRUCTION	1
1.1	Definitions	1
1.2	Accounting Terms	1
1.3	Code	2
1.4	Construction	2
1.5	Time References	3
1.6	Schedules and Exhibits	3
1.7	Divisions	3
2.	LOANS AND TERMS OF PAYMENT	3
2.1	Term Loans	3
2.2	Bank Products	4
2.3	Borrowing Procedures	4
2.4	Payments; Reductions of Commitments; Prepayments	7
2.5	Promise to Pay; Promissory Notes	10
2.6	Interest Rates: Rates, Payments, and Calculations	11
2.7	Crediting Payments	13
2.8	Designated Account	13
2.9	Maintenance of Loan Account; Statements of Obligations	13
2.10	Fees	14
2.11	Reserve Account	15
2.12	Joint and Several Liability of Borrower	16
3.	CONDITIONS; TERM OF AGREEMENT	19
3.1	Conditions Precedent to the Term Loan	19

- i -

3.2	[Reserved]	19
3.3	Conditions Precedent to all Extensions of Credit	19
3.4	Maturity	19
3.5	Effect of Maturity	19
4.	REPRESENTATIONS AND WARRANTIES	20
4.1	Due Organization and Qualification	20
4.2	Due Authorization; No Conflict	20
4.3	Governmental Consents	21
4.4	Binding Obligations; Perfected Liens	21
4.5	Title to Assets; No Encumbrances	21
4.6	Litigation	21
4.7	Compliance with Laws	22
4.8	Financial Statements; No Material Adverse Effect	22
4.9	Solvency	22
4.10	Employee Benefits	23
4.11	Environmental Condition	23
4.12	Complete Disclosure	23
4.13	Patriot Act	24
4.14	Indebtedness	24
4.15	Payment of Taxes	24
4.16	Margin Stock	24
4.17	Governmental Regulation	24
4.18	OFAC	25
4.19	Employee and Labor Matters	25
4.20	Holding Companies	25

4.21	Anti-Bribery; Anti-Corruption; Anti-Money Laundering Laws	26
4.22	Beneficial Ownership Certification	26
4.23	[Reserved]	26
4.24	[Reserved]	26
4.25	Adverse Agreements, Etc.	26
4.26	Permits, Etc.	27
4.27	Insurance	27
4.28	Material Contracts	27
4.29	[Reserved]	27
4.30	[Reserved]	27
4.31	Real Property Collateral	27
4.32	Subsidiaries	28
4.33	[Reserved]	28
4.34	Non Voting Preferred Equity Interests	28
5.	AFFIRMATIVE COVENANTS	28
5.1	Financial Statements, Reports, Certificates	28
5.2	Reporting	28
5.3	Existence	29
5.4	Maintenance of Properties	29
5.5	Taxes	29
5.6	Insurance	29
5.7	Inspection	30
5.8	Compliance with Laws	31
5.9	Environmental	31
5.10	Disclosure Updates	31

5.11	Formation of Subsidiaries	32
5.12	Further Assurances	32
5.13	Compensating Balance	33
5.14	[Reserved]	33
5.15	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws	33
5.16	Products	33
5.17	[Reserved]	33
5.18	Zoning	34
5.19	[Reserved]	34
5.20	Material Contracts	34
6.	NEGATIVE COVENANTS	34
6.1	Indebtedness	34
6.2	Liens and Negative Pledge	34
6.3	Restrictions on Fundamental Changes	34
6.4	Disposal of Assets	34
6.5	Nature of Business	35
6.6	Prepayments and Amendments, Etc.	35
6.7	Restricted Payments	35
6.8	Accounting Methods	35
6.9	Investments	36
6.10	Transactions with Affiliates	36
6.11	Use of Proceeds	36
6.12	[Reserved]	36
6.13	Liabilities	36
6.14	Real Property Leases	37

6.15	Development and Air Rights	37
6.16	OFAC; Patriot Act; Anti-Corruption Laws; Anti-Money Laundering Laws	37
6.17	[Reserved]	37
6.18	Limitations on Negative Pledges	37
6.19	Investment Company Act	38
7.	FINANCIAL COVENANTS	38
8.	EVENTS OF DEFAULT	38
	8.1	Payments	38
	8.2	Covenants	38
	8.3	Judgments	39
	8.4	Voluntary Bankruptcy	39
	8.5	Involuntary Bankruptcy	39
	8.6	Default Under Other Agreements	39
	8.7	Representations	39
	8.8	Guaranty	40
	8.9	Security Documents	40
	8.10	Loan Documents	40
	8.11	Change of Control	40
	8.12	Proceedings	40
	8.13	Loss of Permits	40
	8.14	Business Affairs	41
9.	RIGHTS AND REMEDIES		41
	9.1	Rights and Remedies	41
	9.2	Rights to Appoint Receiver	42
	9.3	Remedies Cumulative	42

v

10.	WAIVERS; INDEMNIFICATION		42
	10.1	Demand; Protest	42
	10.2	The Lender Group’s Liability for Collateral	42
	10.3	Indemnification	43
11.	NOTICES	44
12.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION	45
13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS	48
13.1	Assignments and Participations	48
13.2	Successors	52
14.	AMENDMENTS; WAIVERS	52
14.1	Amendments and Waivers	52
14.2	Replacement of Certain Lenders	54
14.3	No Waivers; Cumulative Remedies	55
15.	AGENT; THE LENDER GROUP	55
15.1	Appointment and Authorization of Agent	55
15.2	Delegation of Duties	56
15.3	Liability of Agent	56
15.4	Reliance by Agent	57
15.5	Notice of Default or Event of Default	57
15.6	Credit Decision	57
15.7	Costs and Expenses; Indemnification	58
15.8	Agent in Individual Capacity	58
15.9	Successor Agent	59
15.10	Lender in Individual Capacity	59
15.11	Collateral Matters	60

15.12	Restrictions on Actions by Lenders; Sharing of Payments	61
15.13	Agency for Perfection	62
15.14	Payments by Agent to the Lenders	62
15.15	Concerning the Collateral and Related Loan Documents	62
15.16	Appraisal Reports; Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information	62
15.17	Several Obligations; No Liability	63
15.18	Lead Arranger and Book Runner	63
16.	WITHHOLDING TAXES	64
16.1	Payments	64
16.2	Exemptions	64
16.3	Indemnification by the Lenders	66
16.4	Refunds	66
16.5	Participants	67
17.	GENERAL PROVISIONS	67
17.1	Effectiveness	67
17.2	Section Headings	67
17.3	Interpretation	67
17.4	Severability of Provisions	67
17.5	[Reserved]	67
17.6	Debtor-Creditor Relationship	67
17.7	Counterparts; Electronic Execution	68
17.8	Revival and Reinstatement of Obligations; Certain Waivers	68
17.9	Confidentiality	69
17.10	Survival	71
17.11	Patriot Act	71

17.12	Integration	71
17.13	No Setoff	71
17.14	[Reserved]	71
17.15	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	71
17.16	Acknowledgement Regarding Any Supported QFCs	72
17.17	Erroneous Payments	73

Execution Version

EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Assignment and Acceptance
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Borrowing Base Certificate
Exhibit C-1	Form of Compliance Certificate
Exhibit E-1	U.S. Tax Compliance Certificate
Exhibit E-2	U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit E-3	U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships for U.S. Federal Income Tax Purposes)
Exhibit E-4	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships for U.S. Federal Income Tax Purposes)

Schedule A-1	Agent’s Account
Schedule A-2	Authorized Persons
Schedule C-1	Commitments
Schedule D-1	Designated Account
Schedule P-1	Permitted Investments
Schedule P-2	Permitted Liens
Schedule R-1	Real Property Collateral
Schedule R-2	Real Property Leases
Schedule 1.1	Definitions
Schedule 2.1(b)	Amortization Schedule
Schedule 3.1	Conditions Precedent
Schedule 4.1(b)	Capitalization of Borrower
Schedule 4.6(b)	Litigation
Schedule 4.7(b)(i)	Pending/To Be Applied for Cannabis Licenses
Schedule 4.7(b)(ii)	Cannabis Licenses
Schedule 4.11	Environmental Matters
Schedule 4.14	Permitted Indebtedness
Schedule 4.27	Insurance
Schedule 4.28	Material Contracts
Schedule 5.1	Financial Statements, Reports, Certificates
Schedule 5.2	Collateral Reporting
Schedule 5.21	[OMITTED]
Schedule 6.5	[OMITTED]
Schedule 6.10	[OMITTED]

Execution Version

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this “Agreement”), is entered into as of February 28, 2025, by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), [CONFIDENTIAL INFORMATION - REDACTED], as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Agent”) as sole lead arranger (in such capacity, together with its successors and assigns in such capacity, the “Sole Lead Arranger”) and sole book runner (in such capacity, together with its successors and assigns in such capacity, the “Sole Book Runner”), GH CAMARILLO LLC, a Delaware limited liability company (“GH Camarillo”), MAGU FARM LLC, California limited liability company (“Magu”) and GLASS HOUSE FARM LLC, a California limited liability company (“GHF” and together with GH Camarillo and Magu, collectively, jointly and severally, “Borrower”).

The parties agree as follows:

1.	DEFINITIONS AND CONSTRUCTION.

1.1            Definitions. Capitalized terms used in this Agreement shall have the meanings specified therefor on Schedule 1.1.

1.2            Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP; provided, that if Borrower notifies Agent that Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Closing Date or in the application thereof on the operation of such provision (or if Agent notifies Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then Agent and Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lenders and Borrower after such Accounting Change conform as nearly as possible to their respective positions before such Accounting Change and, until any such amendments have been agreed upon and agreed to by the Required Lenders, the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred. When used herein, the term “financial statements” shall include the notes and schedules thereto. Notwithstanding anything to the contrary contained herein, (a) all financial statements delivered hereunder shall be prepared, and all financial covenants contained herein shall be calculated, without giving effect to any election under the Statement of Financial Accounting Standards No. 159 (or any similar accounting principle) permitting a Person to value its financial liabilities or Indebtedness at the fair value thereof, and (b) the term “unqualified opinion” as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is (i) unqualified, and (ii) does not include any explanation, supplemental comment, or other comment concerning the ability of the applicable Person to continue as a going concern or concerning the scope of the audit. Any obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standard Board on February 25, 2016 of ASU No. 2016-02, Leases (Topic 842) (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions, calculations and covenants in this Agreement (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in accordance with GAAP

1.3            Code. Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein; provided, that (a) to the extent that the Code is used to define any term herein and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern; and (b) to the extent applicable, any such terms used in this Agreement that are defined in the PPSA shall have the meanings assigned to such terms in the PPSA when used in relation to Collateral subject to the PPSA.

1.4            Construction. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein or therein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein or in any other Loan Document to the words “province” or “provincial” shall be deemed to include “territory” or “territorial”, as applicable. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder or under any other Loan Document and are unpaid, (b) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ and consulting fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, and (c) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record. Any reference to “knowledge” (or an analogous term) of any Loan Party or an officer of any Loan Party shall signify that such Person has actual knowledge or awareness of a particular fact or circumstance.

1.5            Time References. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, all references to time of day refer to Pacific standard time or Pacific daylight saving time, as in effect in Los Angeles, California on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided that, with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.6            Schedules and Exhibits. All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.7            Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

2.	LOANS AND TERMS OF PAYMENT.

2.1            Term Loans.

(a)            Subject to the terms and conditions of this Agreement including Sections 3.1 and 3.3, each Lender agrees (severally, not jointly or jointly and severally) to make Term Loans on the Closing Date (the “Term Loans” and such loans comprising the “Term Loan Facility”) to Borrower, in an aggregate principal amount not to exceed the amount of such Lender’s Term Loan Commitment; provided, that after giving effect to the making of the Term Loan, in no event shall the aggregate Term Loans exceed the lesser of the Borrowing Base or the Term Loan Commitments then in effect. Each Lender’s Term Loan Commitment shall be permanently reduced immediately and without further action upon the making of the Term Loan in an amount equal to the amount of such Lender’s Pro Rata Share of such Term Loan. Any principal amount of the Term Loan which is repaid or prepaid may not be reborrowed.

(b)            The outstanding unpaid principal amount of the Term Loans shall be repaid in consecutive monthly installments on the first Business Day of each month (each a “Payment Date”), beginning with April 1, 2027; each such monthly installment shall be based on a 15 year straight line amortization schedule in the form attached hereto as Schedule 2.1(b). Notwithstanding the foregoing, the last such installment in respect of the Term Loan shall be in the amount necessary to repay in full the unpaid principal amount of the Term Loan. The outstanding unpaid principal balance and all accrued and unpaid interest on the Term Loan shall be due and payable on the earlier of (i) the Maturity Date and (ii) the date of the acceleration of the Term Loan in accordance with the terms hereof. Any principal amount of the Term Loan that is repaid or prepaid may not be reborrowed. All principal of, interest on, and other amounts payable in respect of the Term Loan shall constitute Obligations hereunder.

2.2            Bank Products. Loan Party may request, and [CONFIDENTIAL INFORMATION - REDACTED] or [CONFIDENTIAL INFORMATION - REDACTED] or their respective Affiliates (in their capacity as a Bank Product provider, “Bank Product Provider(s)”) may, in their sole and absolute discretion, provide, Bank Products. If a Loan Party requests Bank Product Provider to procure or provide Bank Products, then such Loan Party agrees to pay when due all indebtedness, liabilities and obligations with respect to Bank Products and further agree to indemnify and hold Bank Product Providers harmless from any and all indebtedness, liabilities, obligations, losses, costs and expenses (including reasonable attorney’s fees) now or hereafter owing to or incurred by Bank Product Providers (including those under agreements of indemnifications or assurances provided by Lender to its affiliates) and/or its affiliates with respect to Bank Products, all as the same may arise. If Loan Party shall not have paid to Bank Product Providers such amounts as the same may arise, Agent may cover such amounts by a Protective Advance, which Protective Advance shall be deemed to have been requested by Borrower. Borrower acknowledges and agrees that (a) all indebtedness, liabilities and obligations with respect to Bank Products provided by Bank Product Providers, and all of its agreements under this Section 2.2, are part of the Obligations secured by the Collateral, and (b) the obtaining of Bank Products from Bank Product Providers (i) is in the sole and absolute discretion of Bank Product Providers and (ii) is subject to all rules and regulations of Bank Product Providers.

2.3            Borrowing Procedures.

(a)            Procedure for Borrowing Term Loans.

(i)            Term Loans. Borrower deliver to Agent a written request substantially in the form of Exhibit B-1 (a “Notice of Borrowing”) executed by an Authorized Person no later than noon at least two (2) Business Days prior to the Closing Date, or such later date as Agent may agree, specifying (i) the principal amount of the proposed Term Loan, which shall be in the amount of $50,000,000, (ii) the use of the proceeds of such proposed Loan, and (iii) wire instructions for the account into which the Loan proceeds should be deposited on the Closing Date. Agent and the Lenders may act without liability upon the basis of written notice reasonably believed by Agent in good faith to be from Borrower (or from any Authorized Person thereof designated in writing purportedly from Borrower to Agent). Agent and each Lender shall be entitled to rely conclusively on any Authorized Person’s authority to request a Loan on behalf of Borrower until Agent receives written notice to the contrary. Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any Notice of Borrowing or the use of the proceeds of such proposed Loan.

(b)            Notice of Borrowing Irrevocable. Each Notice of Borrowing pursuant to this Section 2.3 shall be irrevocable and Borrower shall be bound to make a Borrowing in accordance therewith.

(c)            Making of Loans. All Loans under this Agreement shall be made by the Lenders, to the account specified by Agent, no later than noon on the Funding Date of the proposed Loan, simultaneously and proportionately to their Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender’s obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder, and each Lender shall be obligated to make the Loans required to be made by it by the terms of this Agreement regardless of the failure by any other Lender. Promptly upon receipt of all funds requested in the Notice of Borrowing, Agent will make the proceeds of such Loans available to Borrower by causing an amount, an immediately available funds, equal to the proceeds of all such Loans received by Agent to the account provided by Borrower in the Notice of Borrowing for such purpose.

(d)            Protective Advances.

(i)             Any contrary provision of this Agreement or any other Loan Document notwithstanding, at any time (A) after the occurrence and during the continuance of a Default or Event of Default or (B) that any of the other applicable conditions precedent set forth in Section 3 are not satisfied, Agent hereby is authorized by Borrower and the Lenders, from time to time, in Agent’s Permitted Discretion, to make Term Loans to, or for the benefit of, Borrower, on behalf of the Lenders, that Agent, in its Permitted Discretion, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, (2) to enhance the likelihood of repayment of the Obligations or (3) to pay any other amount chargeable to Borrower pursuant to the terms of the Agreement, including, without limitation, costs, fees and expenses (the Term Loans described in this Section 2.3(d)(i) shall be referred to as “Protective Advances”).

(ii)            Each Protective Advance shall be deemed to be a Term Loan hereunder. All payments on Protective Advances, including interest thereon, shall be payable to Agent solely for its own account. Protective Advances shall be repayable on demand, secured by Agent’s Liens, constitute Obligations hereunder may be charged to the Agent’s Account and bear interest at the rate applicable from time to time to Term Loans. The provisions of this Section 2.3(d) are for the exclusive benefit of Agent and the Lenders and are not intended to benefit Borrower (or any other Loan Party) in any way.

(e)            Reserves. Additionally, Agent may, with at least five (5) Business Days’ prior written notice to Borrower (or, if an Default or Event of Default shall have occurred and be continuing without notice), establish and maintain reserves that Agent deems necessary or appropriate, in its Permitted Discretion (including reserves with respect to (a) past due sums that any Borrower is required to pay under any Section of this Agreement or any other Loan Document (such as Taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and has failed to pay (b) amounts owing by any Borrower to any Person to the extent secured by a Lien on, trust or deemed trust over, or rights of subrogation to, any of the Collateral, which Lien, trust or deemed trust, in the Permitted Discretion of Agent likely would have a priority superior to the Agent’s Liens (such as (i) Liens, trusts or deemed in favor of landlords, warehousemen, carriers, mechanics, materialmen, laborers, sureties, or suppliers, or (ii) Liens, trusts or deemed trusts for ad valorem, excise, sales, other Taxes, duties or “source deductions” where given priority under applicable law, or (iii) Liens, trusts or deemed trusts for, in respect of or in connection with any pension plans maintained or administered or contributed to or established by any Borrower or in respect of which any Borrower contributes)) with respect to the Borrowing Base or Commitments, and such reserves as the Agent from time to time determines in its Permitted Discretion as being necessary to reflect the impediments to the Agent’s ability to realize upon the Collateral and to reflect criteria, events, conditions, contingencies or risks which adversely affect any component of the Borrowing Base (which reserves shall be proportional to such adverse effect) (such reserves are collectively, the “Reserves”). The amount of any Reserve shall have a reasonable relationship to the event, condition, other circumstance, or fact that is the basis for such reserve and shall not be duplicative of any other reserve established and currently maintained.

(f)             [Reserved].

(g)            Defaulting Lenders. Notwithstanding the provisions of Section 2.4(b)(ii), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by Borrower to Agent for the Defaulting Lender’s benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments (A) first, to Agent, to the extent of any Protective Advances that were made by Agent and that were required to be, but were not, paid by the Defaulting Lender, (B) second, to each Non-Defaulting Lender ratably in accordance with their Commitments (but, in each case, only to the extent that such Defaulting Lender’s portion of a Term Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (C) third, in Agent’s sole discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of Borrower (upon the request of Borrower and subject to the conditions set forth in Section 3.3) as if such Defaulting Lender had made its portion of Term Loans (or other funding obligations) hereunder, and (D) fourth, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with tier (J) of Section 2.4(b)(iii). Subject to the foregoing, Agent may hold and, in its sole discretion, re-lend to Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith) and for the purpose of calculating the fee payable under Section 2.10(b), such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Commitments shall be deemed to be zero; provided, that the foregoing shall not apply to any of the matters governed by Section 14.1(a)(i) through (iii). The provisions of this Section 2.3(g) shall remain effective with respect to such Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent and Borrower shall have waived, in writing, the application of this Section 2.3(g) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder. The operation of this Section 2.3(g) shall not be construed to increase or otherwise affect the Commitments of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by Borrower of its duties and obligations hereunder to Agent or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle Borrower, at its option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitments of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being paid its share of the outstanding Obligations (including all interest, fees, and other amounts that may be due and payable in respect thereof); provided, that any such assumption of the Commitments of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Groups’ or Borrower’s rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.3(g) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.3(g) shall control and govern.

(h)            Independent Obligations. All Term Loans (other than Protective Advances) requested by Borrower pursuant to a Notice of Borrowing shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Term Loan (or other extension of credit) hereunder, nor shall any Commitments of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4	Payments; Reductions of Commitments; Prepayments.

(a)	Payments by Borrower.

(i)             Except as otherwise expressly provided herein, all payments by Borrower shall be made to Agent’s Account for the account of the Lender Group and shall be made in immediately available funds, no later than 2:00 p.m. on the date specified herein. Any payment received by Agent later than 2:00 p.m. shall be deemed to have been received (unless Agent, in its sole discretion, elects to credit it on the date received) on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii)            Unless Agent receives written notice from Borrower prior to the date on which any payment is due to the Lenders that Borrower will not make such payment in full as and when required, Agent may assume that Borrower has made (or will make) such payment in full to Agent on such date in immediately available funds and Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent Borrower does not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b)	Apportionment and Application.

(i)             So long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all principal and interest payments received by Agent shall be apportioned ratably among the Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses received by Agent (other than fees or expenses that are for Agent’s separate account) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitments or other Obligation to which a particular fee or expense relates.

(ii)            Subject to Section 2.4(b)(v), Section 2.4(d), and Section 2.4(e), all payments to be made hereunder by Borrower shall be remitted to Agent and all such payments, and all proceeds of Collateral received by Agent, shall be applied, so long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, to reduce the balance of the Term Loans outstanding on a pro rata basis and, thereafter, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iii)           At any time that an Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A)           first, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to Agent under the Loan Documents, until paid in full,

(B)            second, to pay any fees or premiums then due to Agent under the Loan Documents until paid in full,

(C)            third, to pay interest due in respect of all Protective Advances until paid in full,

(D)            fourth, to pay the principal of all Protective Advances until paid in full,

(E)             fifth, ratably, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to any of the Lenders under the Loan Documents, until paid in full,

(F)            sixth, ratably, to pay any fees or premiums then due to any of the Lenders under the Loan Documents until paid in full,

(G)            seventh, ratably, to pay interest accrued in respect of the Term Loans (other than Protective Advances) until paid in full,

(H)            eighth, ratably, to pay the principal of all Term Loans (other than Protective Advances) until paid in full,

(I)              ninth, to pay any other Obligations other than Obligations owed to Defaulting Lenders,

(J)             tenth, ratably to pay any Obligations owed to Defaulting Lenders, and

(K)            eleventh, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iv)           Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive.

(v)            In each instance, so long as no Application Event has occurred and is continuing, Section 2.4(b)(ii) shall not apply to any payment made by Borrower to Agent and specified by Borrower to be for the payment of specific Obligations then due and payable (or prepayable) under any provision of this Agreement or any other Loan Document.

(vi)           For purposes of Section 2.4(b)(iii), “paid in full” of a type of Obligation means payment in cash or immediately available funds of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Proceeding, default interest, interest on interest, and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(vii)          In the event of a direct conflict between the priority provisions of this Section 2.4 and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, if the conflict relates to the provisions of Section 2.3(g) and this Section 2.4, then the provisions of Section 2.3(g) shall control and govern, and if otherwise, then the terms and provisions of this Section 2.4 shall control and govern.

(c)            Termination of Term Loan Commitments. The Term Loan Commitments shall terminate upon the making of the Term Loan.

(d)            Optional Prepayments. Borrower may, upon at least ten (10) Business Days (or shorter period if acceptable to Agent) prior written notice to Agent, prepay the principal of the Term Loan, in whole or in part. Each prepayment made pursuant to this Section 2.4(d) shall be accompanied by the payment of (i) accrued interest to the date of such payment on the amount prepaid and (ii) the Applicable Premium. Each such prepayment shall be applied first to the Term Loan in the inverse order of maturity.

(e)	Mandatory Prepayments.

(i)             Borrower shall provide written notice of (i) any mandatory prepayment to be made pursuant to Section 2.4(e) by at least 10:00 a.m. on the applicable mandatory prepayment date (or later time if acceptable to Agent), which written notice shall state pursuant to which paragraph of this Section 2.4(e) such mandatory prepayment is being made.

(ii)	[Reserved].

(iii)	[Reserved].

(iv)	[Reserved].

(v)	[Reserved].

(vi)           Exposure. If, at any time, the aggregate principal amount of all Term Loans (plus any Protective Advances) outstanding on such date exceeds the Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by Borrower to Agent and as such Borrowing Base may be adjusted for any Reserves, then in each case, Borrower shall, within 120 days, repay the outstanding amount of the Loans in an aggregate amount equal to the amount of such excess.

(f)             Application of Payments. Each prepayment pursuant to Section 2.4(e)(vi) shall (A) so long as no Application Event shall have occurred and be continuing, be applied first to the outstanding principal balance of the Term Loan until paid in full, and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(iii). Each such prepayment of the Term Loan shall be applied against the remaining installments of principal of the Term Loan in inverse order of maturity on a pro rata basis (for the avoidance of doubt, any amount that is due and payable on the Maturity Date shall constitute an installment). Each such applicable Lender may reject all or a portion of its share of any mandatory prepayment made pursuant to clause (e)(vi) above (such declined amounts, the “Declined Proceeds”) of Term Loans by providing written notice (each, a “Rejection Notice”) to the Agent and the Borrower no later than 2:00 p.m. one (1) Business Day after the date of such Lender’s receipt of notice from the Agent regarding such prepayment. Each Rejection Notice shall specify the principal amount of the mandatory prepayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver a Rejection Notice to the Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory repayment of Term Loans. Any Declined Proceeds shall be retained by Borrower.

2.5	Promise to Pay; Promissory Notes.

(a)            Borrower agrees to pay the Lender Group Expenses on the earlier of (i) the last Business Day of each calendar month, in arrears, following the date on which the applicable Lender Group Expenses were first incurred and invoiced to Borrower, or (ii) within 5 Business Days of the date on which written demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (ii)). Agent shall (A) prior to requiring payment of any Lender Group Expenses consisting of legal fees and expenses, provide Borrower with a written summary invoice relating thereto and (B) promptly after request therefor by Borrower, provide Borrower with a written invoice or similar documentation with respect to any Lender Group Expenses other than legal fees and expenses. Borrower promises to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs, and expenses (including Lender Group Expenses)) in full on the Maturity Date or, if earlier, on the date on which the Obligations become due and payable pursuant to the terms of this Agreement. Borrower agrees that its obligations contained in the first sentence of this Section 2.5 shall survive payment or satisfaction in full of all other Obligations.

(b)            Any Lender may request that any portion of its Commitments or the Loans made by it be evidenced by one or more promissory notes. In such event, Borrower shall execute and deliver to such Lender the requested promissory notes payable to such Lender in a form furnished by Agent and reasonably satisfactory to Borrower. Thereafter, the portion of the Commitments and Loans evidenced by such promissory notes and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the payee named therein.

2.6	Interest Rates: Rates, Payments, and Calculations.

(a)             Interest Rate. Except as provided in Section 2.6(c), all Loans and other Obligations that have been charged to the Loan Account pursuant to the terms hereof shall bear interest at a per annum rate equal to the Base Rate plus the Applicable Term Margin (the sum of which is referred to herein as the “Applicable Interest Rate”); provided that in no event shall the Applicable Interest Rate be less than 7.75% per annum; provided further that if a Hedge Agreement has been executed in connection with a Loan, such interest rate floor shall be inapplicable with respect to such Loan.

(b)            Late Charges. If any payment required under the Loan Documents is more than 10 days late, Borrower will be charged 6.000% of the unpaid portion of the regularly scheduled payment or $5.00, whichever is greater.

(c)            Default Rate. (i) Automatically upon the occurrence and during the continuation of an Event of Default under Section 8.1, 8.4 or 8.5 and (ii) upon the occurrence and during the continuation of any other Event of Default (other than an Event of Default under Section 8.1, 8.4 or 8.5), at the election of Agent or the Required Lenders, all Loans and other Obligations that have been charged to the Loan Account pursuant to the terms hereof shall bear interest from the date such Event of Default occurred (or such later date as Agent shall agree) at a per annum rate equal to 5.00 percentage points above the per annum rate otherwise applicable thereunder (such rate, the “Default Rate”).

(d)            Payment. Except to the extent provided to the contrary in Section 2.10, (i) all interest and all fees payable hereunder or under any of the other Loan Documents shall be due and payable, in arrears, on the first day of each month and (ii) all costs and expenses payable hereunder or under any of the other Loan Documents. Borrower hereby authorizes Agent (but Agent shall not be so required) to charge to the Loan Account (1) on the first Business Day of each month, all interest accrued during the immediately preceding month on the Loans, (2) as and when incurred or accrued, all fees and costs provided for in Section 2.10(a) or (c), (3) [reserved], (4) as and when due and payable, all other fees payable hereunder or under any of the other Loan Documents and (5) as and when incurred or accrued, all other Lender Group Expenses. All amounts (including interest, fees, costs, expenses, Lender Group Expenses, or other amounts payable hereunder or under any other Loan Document) charged to the Loan Account shall thereupon constitute Term Loans hereunder, shall constitute Obligations hereunder, and shall initially accrue interest at the rate then applicable to Term Loans.

(e)            Computation. All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 360 day year, in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. In the event the Base Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Base Rate automatically and immediately shall be increased or decreased by an amount equal to such change in the Base Rate.

(f)             Intent to Limit Charges to Maximum Lawful Rate. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. Borrower and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

(g)            Unavailability of Rate. Notwithstanding anything herein to the contrary, in the event that (i) the Base Rate is permanently or indefinitely unavailable or unascertainable, (ii) the Base Rate can no longer be lawfully relied upon in contracts of this nature by one or both of the parties, and in any such case, such circumstances are unlikely to be temporary, then all references to the interest rate herein will instead be to a replacement rate determined by Agent in its Permitted Discretion, including any adjustment to the replacement rate to reflect a different credit spread, term or other mathematical adjustment deemed necessary by the Agent in its reasonable judgment. Agent will provide reasonable notice to Borrower of such replacement rate, which will be effective on the date of the earliest event set forth in clauses (i) and (ii) of this paragraph. If there is any ambiguity as to the date of occurrence of any such event, Agent’s judgment will be dispositive. Agent may also from time to time, in Agent’s Permitted Discretion, make any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length or applicability of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) (“Conforming Changes”) that Agent decides may be appropriate to reflect the adoption and implementation of such replacement rate and to permit the administration of the loans by Agent and Lenders an administratively and operationally practicable manner. If there is any ambiguity as to the date of occurrence of any such event, Agent’s judgment will be dispositive. Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the administration of, submission of, calculation of or any other matter related to any replacement rate, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto, including whether the composition or characteristics of any such alternative, comparable or successor rate will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as the immediately preceding interest index rate or any other interest rate index, or (b) the effect, implementation or composition of any Conforming Changes.

2.7            Crediting Payments. The receipt of any payment item by Agent shall not be required to be considered a payment on account unless such payment item is a wire transfer of immediately available federal funds made to Agent’s Account or unless and until such payment item is honored when presented for payment. Should any payment item not be honored when presented for payment, then Borrower shall be deemed not to have made such payment and interest shall be calculated accordingly. Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if it is received into Agent’s Account on a Business Day on or before 2:00 p.m. If any payment item is received into Agent’s Account on a non-Business Day or after 2:00 p.m. on a Business Day (unless Agent, in its sole discretion, elects to credit it on the date received), it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day. Notwithstanding the foregoing, at any time that cash dominion is in effect pursuant to the Guaranty and Security Agreement, amounts received in each Deposit Account will be transferred to Agent’s Account on the Business Day following receipt of such amount in such Deposit Account.

2.8            Designated Account. Agent is authorized to make the Term Loans. Borrower agrees to establish and maintain the Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of Term Loans requested by Borrower and made by Agent or the Lenders hereunder. Unless otherwise agreed by Agent and Borrower, any Term Loan or requested by Borrower and made by Agent or the Lenders hereunder shall be made to the Designated Account.

2.9            Maintenance of Loan Account; Statements of Obligations. Agent shall maintain an account on its books in the name of Borrower (the “Loan Account”) on which Borrower will be charged with the Term Loans (including Protective Advances) made by Agent or the Lenders to Borrower or for Borrower’s account, and with all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, fees and expenses, and Lender Group Expenses. In accordance with Section 2.7, the Loan Account will be credited with all payments received by Agent from Borrower or for Borrower’s account. Agent shall provide to Borrower monthly statements regarding the Loan Account, including the outstanding principal amount of the Term Loans, interest accrued hereunder, fees accrued or charged hereunder or under the other Loan Documents, and at Borrower’s request, a summary itemization of all charges and expenses constituting Lender Group Expenses accrued hereunder or under the other Loan Documents, and each such statement, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between Borrower and the Lender Group unless, within 30 days after Agent first provides such a statement to Borrower, Borrower shall deliver to Agent written objection thereto describing the error or errors contained in such statement.

2.10	Fees.

(a)            Fees. Borrower shall pay to Agent, for the account of Agent or the Lenders, as applicable, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

(b)	[Reserved].

(c)            Appraisal, Valuation and Other Fees. Borrower shall pay to Agent, as and when incurred or chargeable the fees, charges and expenses paid or incurred by Agent (including out-of-pocket expenses (including travel, meals, and lodging)) of one or more third Persons employed by it to appraise the Real Property Collateral or any other Collateral, or any portion thereof; provided that so long as no Event of Default shall have occurred and be continuing during a calendar year, Borrower shall not be obligated to reimburse Agent for more than one real property appraisal per property in such calendar year and provided, further that so long as no Event of Default shall have occurred and be continuing, the fees, charges and expenses payable under this Section 2.10(c) shall not exceed $100,000 during a calendar year.

(d)	Applicable Premium.

(i)              Upon the occurrence of an Applicable Premium Trigger Event, Borrower shall pay to Agent, for the account of the Lenders in accordance with their Pro Rata Shares, the Applicable Premium.

(ii)             Any Applicable Premium payable in accordance with this Section 2.10(d) shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event and the Borrower agrees that it is reasonable under the circumstances currently existing and it does not constitute unmatured interest under the Loan. THE BORROWER EXPRESSLY WAIVES THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY ACCELERATION. The Borrower expressly agrees that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Borrower giving specific consideration in this transaction for such agreement to pay the Applicable Premium; (D) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this paragraph; (E) their agreement to pay the Applicable Premium is a material inducement to Lenders to provide the Commitments and make the Loans, and (F) the Applicable Premium represents a good faith, reasonable estimate and calculation of the lost profits or damages of Agent and the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to Agent and the Lenders or profits lost by Agent and the Lenders as a result of such Applicable Premium Trigger Event.

2.11	Reserve Account.

(a)            Borrower agrees to establish and maintain all of the reserves and escrows required in this Section 2.11. All sums so reserved or escrowed shall be held in separate deposit accounts established and maintained with Agent (or at a depository institution satisfactory to Agent) and subject to a Control Agreement at all times. No such sums shall be deemed to be held in trust for the benefit of Borrower. No interest shall be payable on any funds so reserved or escrowed. All sums so reserved or escrowed shall be part of the Collateral and shall constitute additional security for all of the Obligations. If Agent at any time determines in its Permitted Discretion that the amount on deposit in any reserve or escrow pursuant to any of Sections 2.11 is insufficient for its intended purposes, Borrower shall, within ten (10) days following notice from Agent, deposit such additional sums as may be required by Agent.

(b)            Borrower shall pay to Agent, for the benefit of itself and Lenders, on the Closing Date an interest reserve in the amount equal to $3,000,000.00 (the “Interest Reserve”). Such amounts will be deposited into separate accounts with Agent and any Lender designated by Agent (collectively, the “Interest Reserve Account”). For the avoidance of doubt, the amount held in the Interest Reserve Account shall be included in determining Borrower’s Liquidity pursuant to Section 7(a) of this Agreement.

(c)            As additional security for the payment and performance of the Obligations, Borrower hereby unconditionally and irrevocably assigns, conveys, pledges, mortgages, transfers, delivers, deposits, sets over and confirms unto Agent, and hereby grants to Agent, for the benefit of itself and Lenders, a security interest in all sums on deposit or due under the Loan Documents, including (i) the Interest Reserve Account, (ii) all accounts, contract rights and general intangibles or other rights and interests pertaining thereto, (iii) all sums now or hereafter therein or represented thereby, (iv) all replacements or substitutions thereof, (v) all instruments and documents now or hereafter evidencing the Interest Reserve Account or such accounts, (vi) all powers, options, rights, privileges and immunities pertaining to the Interest Reserve Account (including the right to make withdrawals therefrom), and (vii) all proceeds of the foregoing. Borrower hereby authorizes and consents to the account into which the Interest Reserve has been deposited being held in Borrower’s name, the Agent’s name or the name of any entity servicing the Term Loans for Agent and hereby acknowledges and agrees that Agent, or at Agent’s election, such servicing agent, shall have exclusive control over said account. Upon the occurrence of an Event of Default, Agent may, without notice or demand on Borrower, at its option: (A) withdraw any or all of the funds (including interest) then remaining in the Interest Reserve Account and apply the same, after deducting all costs and expenses of safekeeping, collection and delivery (including reasonable attorneys’ fees, costs and expenses) to the Obligations in such manner as Agent shall deem appropriate in its Permitted Discretion, and the excess, if any, shall be paid to Borrower, (B) exercise any and all rights and remedies of a secured party under any applicable UCC or PPSA, or (C) exercise any other remedies available at law or in equity. No such use or application of the funds contained in the Interest Reserve Account shall be deemed to cure any Default or Event of Default. Upon demand of Agent, Borrower shall, within three (3) days following notice from Agent, replenish the Interest Reserve Account to restore any sums so applied by Agent.

(d)            The Interest Reserve Account is solely for the protection of Agent (for the benefit of itself and the Lenders) and entail no responsibility on Agent’s part beyond the payment of the respective costs and expenses in accordance with the terms of this Agreement and beyond the allowing of due credit for the sums actually received. Upon full payment of the Obligations in accordance with the terms of this Agreement or at such earlier time as Agent may elect, the balance in the Interest Reserve Account then in Agent’s possession shall be paid over to Borrower and no other party shall have any right or claim thereto.

2.12	Joint and Several Liability of Borrower.

(a)            Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Lender Group under this Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of each other Borrower to accept joint and several liability for the Obligations.

(b)            Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with each other Borrower, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 2.12), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them. Accordingly, each Borrower hereby waives any and all suretyship defenses that would otherwise be available to such Borrower under applicable law.

(c)            If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due, whether upon maturity, acceleration, or otherwise, or to perform any of the Obligations in accordance with the terms thereof, then in each such event each other Borrower will make such payment with respect to, or perform, such Obligations until such time as all of the Obligations are paid in full, and without the need for demand, protest, or any other notice or formality.

(d)           The Obligations of each Borrower under the provisions of this Section 2.12 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of the provisions of this Agreement (other than this Section 2.12(d)) or any other circumstances whatsoever.

(e)            Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, each Borrower hereby waives presentments, demands for performance, protests and notices, including notices of acceptance of its joint and several liability, notice of any portion of the Term Loan or any letters of credit issued under or pursuant to this Agreement, notice of the occurrence of any Default, Event of Default, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Agreement, notices of the existence, creation, or incurring of new or additional Obligations or other financial accommodations or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by Agent or Lenders under or in respect of any of the Obligations, any right to proceed against any other Borrower or any other Person, to proceed against or exhaust any security held from any other Borrower or any other Person, to protect, secure, perfect, or insure any security interest or Lien on any property subject thereto or exhaust any right to take any action against any other Borrower, any other Person, or any collateral, to pursue any other remedy in any member of the Lender Group’s power whatsoever, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement), any right to assert against any member of the Lender Group, any defense (legal or equitable), set-off, counterclaim, or claim which each Borrower may now or at any time hereafter have against any other Borrower or any other party liable to any member of the Lender Group, any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Obligations or any security therefor, and any right or defense arising by reason of any claim or defense based upon an election of remedies by any member of the Lender Group including any defense based upon an impairment or elimination of such Borrower’s rights of subrogation, reimbursement, contribution, or indemnity of such Borrower against any other Borrower. Without limiting the generality of the foregoing, each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by Agent or Lenders at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by Agent or Lenders in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower. Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of any Agent or Lender with respect to the failure by any Borrower to comply with any of its respective Obligations, including any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this Section 2.12 afford grounds for terminating, discharging or relieving any Borrower, in whole or in part, from any of its Obligations under this Section 2.12, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Borrower under this Section 2.12 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Borrower under this Section 2.12 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Borrower or any Agent or Lender. Each Borrower waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof. Any payment by any Borrower or other circumstance which operates to toll any statute of limitations as to any Borrower shall operate to toll the statute of limitations as to each other Borrower. Each Borrower waives any defense based on or arising out of any defense of any Borrower or any other Person, other than payment of the Obligations to the extent of such payment, based on or arising out of the disability of any Borrower or any other Person, or the validity, legality, or unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Borrower other than payment of the Obligations to the extent of such payment. Agent may, at the election of the Required Lenders, foreclose upon any Collateral held by Agent by one or more judicial or nonjudicial sales or other dispositions, whether or not every aspect of any such sale is commercially reasonable or otherwise fails to comply with applicable law or may exercise any other right or remedy Agent, any other member of the Lender Group may have against any Borrower or any other Person, or any security, in each case, without affecting or impairing in any way the liability of any of the Borrower hereunder except to the extent the Obligations have been paid.

(f)             Each Borrower represents and warrants to Agent and Lenders that such Borrower is currently informed of the financial condition of other Borrower and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations. Each Borrower further represents and warrants to Agent and Lenders that such Borrower has read and understands the terms and conditions of the Loan Documents. Each Borrower hereby covenants that such Borrower will continue to keep informed of each Borrower’s financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.

(g)             The provisions of this Section 2.12 are made for the benefit of Agent, each member of the Lender Group and their respective successors and assigns, and may be enforced by it or them from time to time against any or each Borrower as often as occasion therefor may arise and without requirement on the part of Agent, any member of the Lender Group, or any of their successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 2.12 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 2.12 will forthwith be reinstated in effect, as though such payment had not been made.

(h)             Each Borrower hereby agrees that it will not enforce any of its rights that arise from the existence, payment, performance or enforcement of the provisions of this Section 2.12, including rights of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Agent, any other member of the Lender Group against any Borrower, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Borrower, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until such time as all of the Obligations have been paid in full in cash. Any claim which any Borrower may have against any other Borrower with respect to any payments to any Agent or any member of the Lender Group hereunder are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Borrower therefor. If any amount shall be paid to any Borrower in violation of the immediately preceding sentence, such amount shall be held in trust for the benefit of Agent, for the benefit of the Lender Group, and shall forthwith be paid to Agent to be credited and applied to the Obligations and all other amounts payable under this Agreement, whether matured or unmatured, in accordance with the terms of this Agreement, or to be held as Collateral for any Obligations or other amounts payable under this Agreement thereafter arising. Notwithstanding anything to the contrary contained in this Agreement, no Borrower may exercise any rights of subrogation, contribution, indemnity, reimbursement or other similar rights against, and may not proceed or seek recourse against or with respect to any property or asset of, any other Borrower (the “Foreclosed Borrower”), including after payment in full of the Obligations, if all or any portion of the Obligations have been satisfied in connection with an exercise of remedies in respect of the Equity Interests of such Foreclosed Borrower whether pursuant to this Agreement or otherwise.

(i)             Each Borrower hereby acknowledges and affirms that it understands that to the extent the Obligations are secured by Real Property located in California, the Borrower shall be liable for the full amount of the liability hereunder notwithstanding the foreclosure on such Real Property by trustee sale or any other reason impairing such Borrower’s right to proceed against any other Loan Party. In accordance with Section 2856 of the California Civil Code or any similar laws of any other applicable jurisdiction, each Borrower hereby waives until such time as the Obligations have been paid in full:

(i)             all rights of subrogation, reimbursement, indemnification, and contribution and any other rights and defenses that are or may become available to the Borrower by reason of Sections 2787 to 2855, inclusive, 2899, and 3433 of the California Civil Code or any similar laws of any other applicable jurisdiction;

(ii)            all rights and defenses that the Borrower may have because the Obligations are secured by Real Property located in California, meaning, among other things, that: (A) Agent, the other members of the Lender Group may collect from the Borrower without first foreclosing on any real or personal property collateral pledged by any Loan Party, and (B) if Agent, on behalf of the Lender Group, forecloses on any Real Property Collateral pledged by any Loan Party, (1) the amount of the Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, and (2) the Lender Group may collect from the Loan Parties even if, by foreclosing on the Real Property Collateral, Agent or the other members of the Lender Group have destroyed or impaired any right the Borrower may have to collect from any other Loan Party, it being understood that this is an unconditional and irrevocable waiver of any rights and defenses the Borrower may have because the Obligations are secured by Real Property (including any rights or defenses based upon Sections 580a, 580d, or 726 of the California Code of Civil Procedure or any similar laws of any other applicable jurisdiction); and

(iii)           all rights and defenses arising out of an election of remedies by Agent, the other members of the Lender Group even though that election of remedies, such as a nonjudicial foreclosure with respect to security for the Obligations, has destroyed the Borrower’s rights of subrogation and reimbursement against any other Loan Party by the operation of Section 580d of the California Code of Civil Procedure or any similar laws of any other applicable jurisdiction or otherwise.

3.	CONDITIONS; TERM OF AGREEMENT.

3.1             Conditions Precedent to the Term Loan. The obligation of each Lender to make the Term Loan provided for hereunder is subject to the fulfillment, to the satisfaction of Agent and each Lender, of each of the conditions precedent set forth on Schedule 3.1 (the making of such Term Loan by a Lender being conclusively deemed to be its satisfaction or waiver of the conditions precedent).

3.2	[Reserved].

3.3             Conditions Precedent to all Extensions of Credit. The obligation of the Lender Group (or any member thereof) to make the Term Loans hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a)             the representations and warranties of Borrower contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date); and

(b)             no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof.

3.4             Maturity. Subject to Section 3.5 below, this Agreement shall continue in full force and effect for a term ending on the Maturity Date (unless terminated earlier in accordance with the terms hereof).

3.5             Effect of Maturity. On the Maturity Date, all Commitments of the Lender Group to provide additional credit hereunder shall automatically be terminated and all of the Obligations immediately shall become due and payable without notice or demand and Borrower shall be required to repay all of the Obligations in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations and termination of the Commitments) shall relieve or discharge Borrower of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full and the Commitments have been terminated. When all of the Obligations have been paid in full and the Lender Group’s obligations to provide additional credit under the Loan Documents have been terminated irrevocably, Agent will, at Borrower’s sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent.

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, Borrower makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each extension of credit made thereafter, as though made on and as of the date of such extension of credit (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1	Due Organization and Qualification.

(a)             Each Loan Party (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b)             Set forth on Schedule 4.1(b) is a complete and accurate description of the authorized Equity Interests of each Borrower as of the Closing Date, by class, and, as of the Closing Date, a description of the number of shares of each such class that are issued and outstanding.

(c)	[Reserved].

(d)	[Reserved].

4.2	Due Authorization; No Conflict.

(a)             As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

(b)             As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, state, provincial, or local law or regulation applicable to any Loan Party, the Governing Documents of any Loan Party, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of any Loan Party where any such conflict, breach or default could individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any Material Contract of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of Material Contracts, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.3             Governmental Consents. The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date.

4.4	Binding Obligations; Perfected Liens.

(a)             Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b)             Agent’s Liens are validly created, perfected (other than (i) in respect of motor vehicles that are subject to a certificate of title, (ii) money, (iii) letter-of-credit rights (other than supporting obligations), (iv) commercial tort claims (other than those that, by the terms of the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable, are required to be perfected), and (v) any Deposit Accounts and Securities Accounts not subject to a Control Agreement as permitted by Section 7(k)(iv) of the Guaranty and Security Agreement, and subject only to the filing of financing statements, the recordation of the Copyright Security Agreement, the Patent Security Agreement or the Trademark Security Agreement, if any, and the recordation of the Mortgages, in each case, in the appropriate filing offices), and first priority Liens on the Collateral, subject, as to priority, only to Permitted Liens which are non-consensual Permitted Liens, permitted purchase money Liens, or the interests of lessors under Capital Leases.

4.5             Title to Assets; No Encumbrances. Each Loan Party has (a) good, marketable, legal, and insurable fee simple title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property including intellectual property), all of their respective assets reflected in their most recent financial statements delivered pursuant to Section 5.1, in each case, except for assets disposed of since the date of such financial statements to the extent permitted hereby and assets that are not material for the operation of its business. All of such assets of Borrower are free and clear of Liens except for Permitted Liens. All of such non- real estate personal property assets of the other Loan Parties are free and clear of Liens except Permitted Liens.

4.6	Litigation.

(a)             There are no actions, suits, or proceedings pending or, to the knowledge of Borrower, after due inquiry, threatened in writing against a Loan Party that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

(b)             Schedule 4.6(b) sets forth a complete and accurate description, with respect to each of the actions, suits, or proceedings with asserted liabilities in excess of, or that could reasonably be expected to result in liabilities in excess of, $500,000 that, as of the Closing Date, is pending or, to the knowledge of Borrower, after due inquiry, threatened against a Loan Party, of (i) the parties to such actions, suits, or proceedings, (ii) the nature of the dispute that is the subject of such actions, suits, or proceedings, (iii) the procedural status, as of the Closing Date, with respect to such actions, suits, or proceedings, and (iv) whether any liability of such Loan Party in connection with such actions, suits, or proceedings is covered by insurance.

4.7	Compliance with Laws.

(a)             Other than with respect to Federal Cannabis Laws, no Loan Party (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Cannabis Laws and Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(b)             Other than those Cannabis License set forth on Schedule 4.7(b)(i) the Loan Parties have all Cannabis Licenses required to conduct their business as currently conducted, each of which are set forth on Schedule 4.7(b)(ii). No Loan Party sells any Cannabis related product outside the State of California.

(c)             Other than as set forth on Schedule 4.7(b)(i), all Cannabis Licenses required to have been issued to enable all Real Property of any Loan Party to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect.

4.8             Financial Statements; No Material Adverse Effect. All historical financial statements relating to the Loan Parties that have been delivered by Borrower to Agent have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and present fairly in all material respects, the Loan Parties’ consolidated financial condition as of the date thereof and results of operations for the period then ended. Since December 31, 2023, except for the matters separately disclosed in writing to Agent, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect with respect to the Loan Parties.

4.9	Solvency.

(a)	Each Loan Party is Solvent.

(b)             No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

4.10             Employee Benefits. No Borrower nor any of their ERISA Affiliates maintains or contributes to any Benefit Plan or Canadian Pension Plan.

4.11             Environmental Condition. Except as set forth on Schedule 4.11, (a) to Borrower’s knowledge, no Borrower’s properties or assets has been used by a Borrower, or by previous owners or operators in the disposal of, or to produce, store, handle, treat, release, or transport, any Hazardous Materials, where such disposal, production, storage, handling, treatment, release or transport was in violation of, or would create Material Liability under, any applicable Environmental Law, (b) no Borrower’s properties or assets is designated or identified in any manner pursuant to any environmental protection statute as a Hazardous Materials disposal site, (c) no Borrower nor any of their respective facilities or operations has received or is subject to any outstanding written order, consent decree, or settlement agreement with any Person relating to any Environmental Law or Environmental Liability that could reasonably be expected to result in a Material Liability, and (d) no Borrower (x) is the subject of any pending, or to Borrower’s knowledge threatened, Environmental Action, or (y) has received written notice from a Governmental Authority regarding a potential violation of Environmental Law. No Borrower has received written notice that a Lien arising under any Environmental Law has attached to any revenues or to any Real Property owned or operated by a Borrower.

4.12             Complete Disclosure. All factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Parent’s industry) furnished by or on behalf of a Loan Party in writing to Agent or any Lender (including all information contained in the Schedules hereto or in the other Loan Documents) for purposes of or in connection with this Agreement or the other Loan Documents, and all other such factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Parent’s industry) hereafter furnished by or on behalf of a Loan Party in writing to Agent or any Lender will be, true and accurate, in all material respects, on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided. The Projections delivered to Agent prior to the date hereof represent, and as of the date on which any other Projections are delivered to Agent, such additional Projections represent, Parent’s good faith estimate, on the date such Projections are delivered, of the Loan Parties’ future performance for the periods covered thereby based upon assumptions believed by Parent to be reasonable at the time of the delivery thereof to Agent (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties, and no assurances can be given that such Projections will be realized, and although reflecting Parent’s good faith estimate, projections or forecasts based on methods and assumptions which Parent believed to be reasonable at the time such Projections were prepared, are not to be viewed as facts, and that actual results during the period or periods covered by the Projections may differ materially from projected or estimated results).

4.13             Patriot Act. To the extent applicable, each Loan Party is in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”) and, (c) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), United Nations Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and any similar laws in effect in Canada from time to time. No part of the proceeds of the loans or other extensions of credit made hereunder will be used by any Loan Party or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended and Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada), to the extent applicable to the Loan Parties.

4.14             Indebtedness. Set forth on Schedule 4.14 is a true and complete list of all Indebtedness of Borrower outstanding (whether owed on an individual basis or in the aggregate), immediately prior to the Closing Date that is to remain outstanding immediately after giving effect to the closing hereunder on the Closing Date and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date.

4.15             Payment of Taxes. Except as otherwise permitted under Section 5.5, all federal, state, provincial, and material local and non-U.S. tax returns and reports of each Loan Party required to be filed by any of them have been timely filed, and each such tax return or report is complete and accurate in all material respects and all federal, state, provincial, and material local, and non-U.S. Taxes shown on such tax returns to be due and payable and all Taxes, assessments, fees and other governmental charges upon a Loan Party and upon their respective assets, income, businesses and franchises that are due and payable have been paid when due and payable. Each Loan Party has made adequate provision in accordance with GAAP for all Taxes not yet due and payable. Borrower knows of no proposed Tax assessment against a Loan Party that is not being actively contested by such Loan Party diligently, in good faith, and by appropriate proceedings; provided such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.16             Margin Stock. No Loan Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the loans made to Borrower will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17             Governmental Regulation. No Borrower is subject to regulation under the Federal Power Act or the Investment Company Act of 1940, as amended, or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

4.18             OFAC. Each Loan Party is and will remain in compliance with economic and trade sanctions administered and enforced by OFAC, the U.S. Department of State, the Government of Canada, and any other relevant sanctions authority (“Sanctions”). No Loan Party, nor to the knowledge of the Borrower, any of their respective directors, officers, employees, or agents (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) directly or indirectly engages in dealings with, or derives revenues from investments in or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used directly or indirectly to fund any operations in, finance any investments or activities in, or make any payments to or for the benefit of, a Sanctioned Person or a Sanctioned Entity, or in any other manner that would result in a violation of Sanctions by any Person.

4.19             Employee and Labor Matters. There is (i) no unfair labor practice complaint or charge pending or, to the knowledge of Borrower, threatened against Borrower before any Governmental Authority, (ii) no claim, charge, grievance, demand for arbitration or arbitration proceeding pending or threatened against Borrower which arises out of or under any collective bargaining agreement or other employment agreement and that could reasonably be expected to result in a Material Liability, (iii) no settlements with any union or employee, or any order or adverse finding against Borrower by any arbitrator, grievance hearing officer, the National Labor Relations Board any of its regional directors, attorneys, ALJs or other officers or representatives that has resulted in any outstanding or unresolved bargaining orders, backpay or other monetary damages that could reasonably be expected to cause a Material Adverse Effect, (iv) no strike, labor dispute, slowdown, stoppage, interruption or any other job action or grievance pending or threatened against Borrower that could reasonably be expected to result in a Material Adverse Effect, or (v) to the knowledge of any Borrower, after due inquiry, no union representation question existing with respect to the employees of Borrower and no union organizing activity taking place with respect to any of the employees of Borrower. No Borrower has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state or provincial law which remains unpaid or unsatisfied. The hours worked and payments made to employees of Borrower have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All material payments due from Borrower on account of wages, employee health and welfare insurance and source deductions, and other benefits have been paid or accrued as a liability on the books of Borrower except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.20	Holding Companies.

Each Borrower is a real estate holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets other than (i) the Real Property Collateral, (ii) pre-paid insurance policies and (iii) Deposit Accounts or engage in any operations or business (other than the ownership of the Real Property Collateral). No Borrower is required to hold any Cannabis Licenses to engage in its operations or business or to maintain its ownership interests in the Real Property Collateral. Each License Holdco is an entity formed to hold the equity interests of one Subsidiary that possesses one or more Cannabis Licenses; provided, that, to the extent such Subsidiary no longer engages in the business of cultivating Cannabis, then such Subsidiary shall not be required to hold any such Cannabis Licenses. Other than the foregoing, no License Holdco owns any material assets or engages in any operations or business. No License Holdco has any material liabilities (other than liabilities arising under the Loan Documents).

4.21	Anti-Bribery; Anti-Corruption; Anti-Money Laundering Laws.

(a)             Each Loan Party in compliance with (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the anti-bribery and anti-corruption laws of those jurisdictions in which they do business including the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada), to the extent applicable to the Loan Party (collectively, the “Anti- Corruption Laws”), and (ii) the Anti-Money Laundering Laws.

(b)	No Loan Party has at any time:

(i)             offered, promised, paid, given, or authorized the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any employee, official, representative, or other person acting on behalf of any foreign (i.e., non- U.S.) Governmental Authority thereof, or of any public international organization, or any foreign political party or official thereof, or candidate for foreign political office (collectively, “Foreign Official”), for the purpose of: (A) influencing any act or decision of such Foreign Official in his, her, or its official capacity; or (B) inducing such Foreign Official to do, or omit to do, an act in violation of the lawful duty of such Foreign Official, or (C) securing any improper advantage, in order to obtain or retain business for, or with, or to direct business to, any Person; or

(ii)            acted or attempted to act in any manner which would subject any of the Loan Party to liability under any Anti-Corruption Law.

(c)             There are, and have been, no allegations, investigations or inquiries with regard to a potential violation of any Anti-Corruption Law by any Loan Party or any of their respective current or former directors, officers, employees, stockholders or agents, or other persons acting or purporting to act on their behalf.

(d)             Each Loan Party has adopted, implemented and maintain anti-bribery, anti- corruption and anti-money laundering policies and procedures that are reasonably designed to ensure compliance with the Anti-Corruption Laws and Anti-Money Laundering Laws.

4.22          Beneficial Ownership Certification. The information included in the Beneficial Ownership Certification delivered to Agent by Borrower prior to the Closing Date is true and correct in all respects.

4.23	[Reserved].

4.24	[Reserved].

4.25          Adverse Agreements, Etc. No Loan Party is a party to any Contractual Obligation or subject to any restriction or limitation in any Governing Document or any judgment, order, regulation, ruling or other requirement of a court or other Governmental Authority, which (either individually or in the aggregate) has, or in the future could reasonably be expected (either individually or in the aggregate) to have, a Material Adverse Effect.

4.26          Permits, Etc. Each Loan Party has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations required for such Person lawfully to own, lease, manage or operate, or to acquire, each business and Real Property currently owned, leased, managed or operated, or to be acquired, by such Person, except to the extent the failure to have or be in compliance therewith could not reasonably be expected to result in a Material Adverse Effect. Each such permit or authorization is in full force and effect. Except as could not reasonably be expected to result in a Material Adverse Effect, no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization, approval, entitlement or accreditation described in the preceding sentence, and there is no claim that any such permit, license, authorization, approval, entitlement or accreditation is not in full force and effect.

4.27          Insurance. Each Loan Party maintains the insurance and required services and financial assurance as required by law and as required by Section 5.6. Schedule 4.27 sets forth a list of all insurance maintained by each Loan Party on the Closing Date.

4.28          Material Contracts. Set forth on Schedule 4.28 is a complete and accurate list as of the Closing Date of all Material Contracts of each Borrower, showing the parties and subject matter thereof and amendments and modifications thereto. Each such Material Contract (a) is in full force and effect and is binding upon and enforceable against such Borrower that is a party thereto and, to the best knowledge of such Borrower, all other parties thereto in accordance with its terms, (b) has not been otherwise amended or modified, and (c) is not in default due to the action of any Borrower or, to the best knowledge of any Borrower, any other party thereto.

4.29	[Reserved].

4.30	[Reserved].

4.31	Real Property Collateral.

(a)             There are no claims for payment for work, labor or materials affecting the Real Property Collateral owned by the applicable Borrower which are or may become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents. All mortgage, recording, stamp, intangible or other similar taxes required to be paid by Borrower or any other Person under applicable legal requirements in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents have been paid.

(b)             There are no outstanding options to purchase or rights of first refusal affecting all or any portion of the Real Property Collateral. The surveys for the Real Property Collateral delivered to Agent do not fail to reflect any material matter affecting any Real Property Collateral or the title thereto.

(c)             All of the Improvements included in determining the appraised value of the Real Property Collateral lie wholly within the boundaries and building restriction lines of the Real Property Collateral, and no improvement on an adjoining property encroaches upon the Real Property Collateral, and no easement or other encumbrance upon the Real Property Collateral encroaches upon any of the Improvements, except those insured against by the title insurance policy.

(d)             Each parcel comprising the Real Property Collateral is a separate tax lot and is not a portion of any other tax lot that is not a part of the applicable Real Property Collateral. There are no pending or proposed special or other assessments for public improvements or otherwise affecting the Real Property Collateral, or any contemplated Improvements to the Real Property Collateral that may result in such special or other assessments.

(e)             No condemnation has been commenced or, to the knowledge of any Borrower, is contemplated with respect to all or any portion of any of the Real Property Collateral.

(f)             No portion of the Improvements comprising the Real Property Collateral is located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Act of 1994, as amended, or any successor law, or, if located within any such area, the applicable Borrower has obtained and will maintain flood insurance as set forth in Section 5.6.

4.32	Subsidiaries

Borrower does not directly or indirectly own or control the Equity Interests of any Person.

4.33	[Reserved].

4.34          Non Voting Preferred Equity Interests. Borrower has not issued any preferred Equity Interests.

5.	AFFIRMATIVE COVENANTS.

Each Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

5.1            Financial Statements, Reports, Certificates. Borrower (a) will deliver to Agent, with copies to each Lender, as requested, each of the financial statements, reports, and other items set forth on Schedule 5.1 no later than the times specified therein, and (b) agrees to maintain a system of accounting that enables Borrower and/or Parent to produce financial statements in accordance with GAAP.

5.2            Reporting. Borrower will deliver to Agent, with copies to each Lender, as requested, each of the reports set forth on Schedule 5.2 at the times specified therein.

5.3            Existence. Except as otherwise permitted under Section 6.3 or Section 6.4, Borrower shall cause each Loan Party will at all times preserve and keep in full force and effect such Person’s valid existence and good standing in its jurisdiction of organization and, except as could not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified to do business and any rights, franchises, permits, licenses (including Cannabis Licenses, if applicable) accreditations, authorizations, or other approvals material to their businesses. Each Loan Party will timely seek renewal of, and obtain renewal of each material permit, license or authorization (including Cannabis Licenses) necessary for the lawful operation of its business as currently conducted; provided, that, after providing Agent no less than thirty (30) days prior written notice, a Loan Party may suspend or relinquish a Cannabis License in connection with a change from cultivating Cannabis to the cultivation, distribution and sale of Farm Bill compliant hemp.

5.4            Maintenance of Properties. Each Loan Party will maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation and Permitted Dispositions excepted (and except where the failure to so maintain and preserve assets could not reasonably be expected to result in a Material Adverse Effect).

5.5            Taxes. Each Loan Party will timely file all tax returns required to be filed by it or in connection with its assets or operations, and timely pay in full all governmental assessments and Taxes imposed, levied, or assessed against it, or any of its assets or in respect of any of its income, Real Property, businesses, or franchises, except to the extent that the validity of such governmental assessment or tax is the subject of a Permitted Protest.

5.6	Insurance.

(a)             Each Loan Party will, at such Loan Party’s expense, maintain insurance respecting such Loan Party’s assets wherever located, covering liabilities, losses or damages as are customarily are insured against by other Persons engaged in same or similar businesses and similarly situated and located, including an “all risk” property insurance policy covering the full replacement value of such Real Property Collateral and including coverage for special causes of loss (e.g. wind, hail and earthquake damage), terrorism insurance, flood insurance for properties in a special flood hazard area, insurance for damage caused by sprinkler system leakage, boilers, boiler tanks and other building systems and equipment, builder’s risk insurance during any period of construction, repair or restoration and such other insurance as may be required by Agent, in each case with insurance companies, in amounts and subject to deductibles as are reasonably acceptable to Agent (it being agreed that maintenance of insurance of the same type, amount, adequacy and scope of the policies in place as in effect on the Closing Date is acceptable to Agent). All such policies of insurance shall be with financially sound and reputable insurance companies acceptable to Agent and in such amounts as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and, in any event, in amount, adequacy, and scope reasonably satisfactory to Agent (it being agreed that the amount, adequacy, and scope of the policies of insurance of the Loan Party in effect as of the Closing Date are acceptable to Agent). All property insurance policies covering the Collateral are to be made payable to Agent for the benefit of Agent and the Lenders, as their interests may appear, in case of loss, pursuant to a standard loss payable endorsement with a standard non-contributory “lender” or “secured party” clause and are to contain such other provisions as Agent may reasonably require to fully protect the Lenders’ interest in the Collateral and to any payments to be made under such policies. All certificates of property and general liability insurance are to be delivered to Agent, with the loss payable (but only in respect of Collateral) and additional insured endorsements in favor of Agent and shall provide for not less than 30 days (10 days in the case of non-payment) prior written notice to Agent of the exercise of any right of cancellation. Borrower shall give Agent prompt notice of any loss exceeding $500,000 covered by the casualty or business interruption insurance of any Loan Party. Upon the occurrence and during the continuance of an Event of Default, Agent shall have the sole right to file claims under any property and general liability insurance policies in respect of the Collateral, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(b)             Unless Borrower provides Agent with evidence of the continuing insurance coverage required by this Agreement, Agent may purchase insurance at Borrower’s expense to protect Agent’s and Lenders’ interests in the Collateral. This insurance may, but need not, protect Borrower’s and each other Loan Party’s interests. The coverage that Agent purchases may, but need not, pay any claim that is made against Borrower or any other Loan Party in connection with the Collateral. Borrower or the applicable Loan Party may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that Borrower has obtained the insurance coverage required by this Agreement. If Agent purchases insurance for the Collateral, as set forth above, Agent will provide Borrower with prompt notice thereof. Borrower will be responsible for the costs of that insurance, including interest and any other charges that may be imposed with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance and the costs of the insurance may be added to the principal amount of the Term Loans owing hereunder.

(c)             Without limiting the foregoing, if at any time the area in which any Real Property that is subject to a Mortgage is located is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), the applicable Loan Party (i) shall obtain flood insurance in such total amount and on terms that are satisfactory to Agent and all Lenders from time to time, and otherwise comply with the Flood Laws or as is otherwise satisfactory to Agent and all Lenders., and (ii) promptly upon the reasonable request of Agent or any Lender, will deliver to Agent or such Lender, as applicable, evidence of such compliance in form and substance reasonably acceptable to Agent or such Lender, including, without limitation, evidence of annual renewals of such insurance.

5.7	Inspection.

(a)             Each Borrower and each other Loan Party will permit Agent, any Lender, and each of their respective duly authorized representatives or agents to visit any of its properties and inspect any of its assets or books and records, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers and employees (provided an authorized representative of Borrower shall be allowed to be present) at such reasonable times and intervals as Agent or any Lender, as applicable, may designate and, so long as no Default or Event of Default has occurred and is continuing, with reasonable prior notice to Borrower and during regular business hours and no more than three (3) times during any calendar year so long as no Default or Event of Default has occurred and is continuing in which such case no limit shall apply.

(b)             Each Borrower will permit Agent and each of its duly authorized representatives or agents to conduct appraisals and Collateral valuations at such reasonable times and intervals as Agent may designate. Borrower expressly consents and acknowledges that Agent shall conduct such appraisals and Collateral valuations on at least an annual basis as provided herein; provided that Borrower shall only be obligated to pay the costs of such appraisals and Collateral valuations to the extent provided in Section 2.10(c). So long as no Default or Event of Default has occurred and is continuing, Agent agrees to provide Borrower with a copy of the report for any such valuation upon request by Borrower so long as (i) such report exists, (ii) the third person employed by Agent to perform such valuation consents to such disclosure, and (iii) Borrower executes and delivers to Agent a non-reliance letter reasonably satisfactory to Agent.

5.8            Compliance with Laws. Each Borrower and each Loan Party will comply with the requirements of all applicable laws (including Cannabis Laws, if applicable), rules, regulations, and orders of any Governmental Authority, other than (i) Federal Cannabis Laws and (ii) laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.9	Environmental. Each Borrower will

(a)             Keep any property either owned or operated by any Borrower free of any Environmental Liens or post bonds or other financial assurances sufficient to satisfy the obligations or liability evidenced by such Environmental Liens,

(b)             Comply in all material respects with Environmental Laws and provide to Agent documentation of such compliance which Agent reasonably requests,

(c)             Promptly notify Agent of any release of which any Borrower has knowledge of Hazardous Materials from or onto property owned or operated by any Borrower and take any Remedial Actions required by applicable Environmental Laws to abate said release or otherwise to come into compliance, in all material respects, with applicable Environmental Law,

(d)             Promptly, but in any event within 15 Business Days of its receipt thereof, provide Agent with written notice of any of the following: (i) notice that an Environmental Lien has been filed against any of the real or personal property of any Borrower, (ii) commencement of any Environmental Action or written notice that an Environmental Action will be filed against any Borrower, or (iii) written notice of a violation, citation or other administrative order from a Governmental Authority,

(e)             Provide reasonable access to Agent and its representatives, consultants and engineers to each property either owned or operated by any Borrower for purposes of assessing whether said Borrower is in compliance with the covenants set forth in this Section 5.9; provided further that any Borrower’s obligation to reimburse the costs of such assessment shall be limited to $10,000, once per any calendar year unless an Event of Default has occurred and is continuing.

5.10          Disclosure Updates. Each Borrower will, promptly and in no event later than five Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to Agent or the Lenders contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11          Formation of Subsidiaries. Each Loan Party will, at any time after the Closing Date that any Loan Party forms any direct or indirect Subsidiary, within ten (10) Business Days of such formation (or such later date as permitted by Agent in its sole discretion) (a) cause such new Subsidiary to provide to Agent a joinder to the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable, together with such other personal property security agreements (but excluding mortgages with respect to any Real Property of such new Subsidiary), as well as appropriate financing statements, all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to the Permitted Liens) in and to the personal property assets of such newly formed or acquired Subsidiary; provided, that notwithstanding the foregoing, such new Subsidiary shall be required to provide such agreements if and to the extent that such new Subsidiary is providing a guaranty or security agreements in connection with any other Indebtedness of any Loan Party, (b) provide, or cause the applicable Loan Party to provide, to Agent a pledge agreement (or an addendum to the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable) and appropriate certificates and powers or financing statements, pledging all of the direct or beneficial ownership interest in such new Subsidiary in form and substance reasonably satisfactory to Agent; provided, further, that notwithstanding the foregoing, a pledge of 100% of the Equity Interests of any such Subsidiary shall be required if and to the extent that such a pledge is provided in connection with any other Indebtedness of any Loan Party, and (c) provide to Agent all other documentation, which, in its reasonable opinion, is appropriate with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document. For the avoidance of doubt, this Section 5.11 shall not require future Subsidiaries of any Loan Party (excluding Borrower) that are acquired through merger or otherwise to provide to Agent a joinder to the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable, and such Subsidiaries shall not be considered a Loan Party under this Agreement.

5.12          Further Assurances. Each Borrower will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver to Agent any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, subordination and non-disturbance agreements, and all other documents (the “Additional Documents”) that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens in all of the assets of each Loan Party (whether now owned or hereafter arising or acquired by a Loan Party, tangible or intangible, real or personal), to create and perfect Liens in favor of Agent in any Real Property acquired by Borrower that has a fair market value greater than $2,500,000, and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents; provided that notwithstanding the foregoing, such new Subsidiary shall be required to provide such Additional Documents if and to the extent that such new Subsidiary is providing a guaranty or security agreements in connection with any other Indebtedness of any Loan Party. In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of the Loan Parties, including all of the outstanding capital Equity Interests of Loan Parties.

5.13          Compensating Balance. The Applicable Interest Rate is a preferred rate, based upon Borrower and the Loan Parties maintaining one or more non-interest bearing deposit accounts with Agent in an aggregate average collected monthly balance of not less than the higher of (a) $10,000,000 or (b) 10% of the (i) total outstanding balance, for term loans, and/or (ii) commitment amount, for revolving loans; of all loans of Borrower and the Loan Parties with Agent (“Loan Portfolio”), whether existing now or in the future (“Minimum Account Balance”). Within 60 days after the Closing Date, Borrower shall establish, and thereafter maintain at all times, the Minimum Account Balance with Agent until all Obligations and all other obligations and indebtedness under the Loan Portfolio are paid in full. If at any time, Borrower fails to maintain the Minimum Account Balance for any given month (“Shortfall Month”), the Applicable Interest Rate will increase without notice to a rate of 0.25% greater than would otherwise be the case under this Agreement effective on the next payment due date (for prime rate) or scheduled rate change date (for term benchmarks) two (2) months after the Shortfall Month.

5.14	[Reserved].

5.15          OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. Each Loan Party will comply with all applicable Sanctions, Anti-Corruption Laws and Anti- Money Laundering Laws. Each Loan Party shall implement and maintain in effect policies and procedures reasonably designed to ensure compliance by each Loan Party and their respective directors, officers, employees, agents and Affiliates with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

5.16	Products.

(a)             Each Borrower, and each Loan Party are, and have been for the past three calendar years, in compliance with, and each Cannabis product in current commercial distribution is designed, manufactured, processed, prepared, assembled, packaged, labeled, stored, and held in compliance with all applicable Cannabis Laws and other applicable laws and is free from any defects and not adulterated in any manner unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability.

(b)             Each Borrower and each Loan Party shall (a) be in compliance with, and each Cannabis product in current commercial distribution is designed, manufactured, processed, prepared, assembled, packaged, labeled, stored, and held in compliance with all applicable Cannabis Laws and other applicable laws in all material respects and not adulterated in any manner unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability, and (b) maintain processes to assure that all products are free from any defects or, unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability.

5.17	[Reserved].

5.18          Zoning. Borrower shall not initiate or consent to any zoning reclassification of any portion of any Real Property Collateral or seek any variance under any zoning ordinance or use or permit the use of any portion of any Real Property Collateral in any manner that could reasonably result in such use becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior written consent of Agent.

5.19          Condition Subsequent. On or before ninety (90) days from the Closing Date, solely to the extent such account has not already been closed, Borrower shall cause a fully executed Control Agreement to be entered into with respect to account number [CONFIDENTIAL INFORMATION - REDACTED] maintained by Plus Products Holdings Inc., a Nevada corporation with [CONFIDENTIAL INFORMATION - REDACTED].

5.20          Material Contracts. Perform and observe all material terms and provisions of each Material Contract to be performed or observed by it and maintain each such Material Contract in full force and effect except to the extent such non-compliance could not be reasonably expected to result in a Material Adverse Effect.

6.	NEGATIVE COVENANTS.

Each Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

6.1            Indebtedness. Each Borrower will not create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness.

6.2            Liens and Negative Pledge. Each Borrower will not create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens. Without limiting, the foregoing, no Borrower will sell, transfer, assign, exchange or otherwise convey, either voluntarily or involuntarily, all or any portion of any Real Property Collateral owned (including any partial ownership interest) by it or grant or permit to exist any mortgage, pledge, lien, security interest, hypothecation or other encumbrance of any kind upon any such Real Property Collateral other than those leases set forth on Schedule R-2 and Permitted Liens.

6.3	Restrictions on Fundamental Changes. Each Borrower will not

(a)             enter into any merger, amalgamation, consolidation, reorganization, or recapitalization, or reclassify its Equity Interests, or

(b)	liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution).

6.4            Disposal of Assets. Other than Permitted Dispositions or transactions expressly permitted by Sections 6.3 or 6.9, each Borrower will not convey, sell, lease, license, assign, transfer, or otherwise dispose of (or enter into an agreement to convey, sell, lease, license, assign, transfer, or otherwise dispose of) any of its or their assets (including by an allocation of assets among newly divided limited liability companies pursuant to a “plan of division”).

6.5            Nature of Business. Each Borrower will not make any change in the nature of its or their business or acquire any properties or assets that are not reasonably related to the conduct of such business activities.

6.6	Prepayments and Amendments, Etc. Each Borrower will not,

(a)	Except in connection with Refinancing Indebtedness expressly permitted by Section 6.1,

(i)             optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness, other than the Obligations in accordance with this Agreement, or

(ii)             make any payment on account of any Indebtedness that has been contractually subordinated in right of payment to the Obligations (including the Subordinated Indebtedness), or

(b)	Directly or indirectly, amend, modify, or change any of the terms or provisions of

(i)             any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness other than (A) the Obligations in accordance with this Agreement, (B) [Reserved], (C) [Reserved], (D) Indebtedness permitted under clauses (c), (h), and (k) of the definition of Permitted Indebtedness and (E) Indebtedness permitted under clauses (b), (f), (g), (i), (l), and (m), if the effect thereof, either individually or in the aggregate, could not reasonably be expected to be materially adverse to the interests of the Lenders, without prior written consent of the Agent (it being understood that any amendment, modification, or change which would result in such Indebtedness contravening the requirements of Refinancing Indebtedness (regardless of whether such Indebtedness is being refinanced or not) shall in any event be deemed to be materially adverse to the interests of the Lenders),

(ii)             any term or condition of the Governing Documents of any Loan Party if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders, without prior written consent of the Agent, or

(iii)             any Material Contract if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders.

6.7            Restricted Payments. Each Loan Party will not make any Restricted Payment; provided, that the Loan Parties may make quarterly dividend payments so long as the Loan Parties are compliance with the Fixed Charge Coverage Ratio as of the latest date of testing and on a pro forma basis as of the date of the effective date of such quarterly dividend payment.

6.8            Accounting Methods. Each Borrower will not modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP).

6.9            Investments. Each Borrower will not directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment except for Permitted Investments.

6.10          Transactions with Affiliates. Each Borrower will not directly or indirectly, enter into or permit to exist any transaction with any Affiliate of any Loan Party or any of its Subsidiaries except for:

(a)             any arms-length transactions on fair and reasonable terms no more or less favorable as could reasonably be expected to be obtained with a person that is not affiliated with such counterparty,

(b)	[Reserved]

(c)	[Reserved]

(d)	transactions permitted by Section 6.3 or Section 6.7,

(e)	[Reserved]

(f)	[Reserved]

(g)	[Reserved]

(h)	those leases set forth on Schedule R-2.

6.11          Use of Proceeds. Each Borrower will not use the proceeds of any loan made hereunder for any purpose other than (a) on the Closing Date to refinancing certain indebtedness of certain Loan Parties, pay the fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents, and the transactions contemplated hereby and thereby, in each case, as set forth in the Flow of Funds Agreement, (b) thereafter, consistent with the terms and conditions hereof, for their lawful and permitted purposes, including for general working capital; provided that no part of the proceeds of the Term Loans will be used to (i) purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors or (ii) to directly or indirectly fund any operations in, finance any investments or activity in, or make any payments to or for the benefit of, a Sanctioned Person or a Sanctioned Entity, or in any other manner that would result in a violation of Sanctions by any Person, Anti-Corruption Laws or Anti-Money Laundering Laws.

6.12	[Reserved].

6.13	Liabilities.

(a)             Borrower will not incur any liabilities (other than liabilities arising under the Loan Documents and Permitted Indebtedness), own or acquire any assets or engage itself in any operations or business, except in connection with its ownership of the Real Property Collateral and its rights and obligations under the Loan Documents.

(b)             Borrower will not permit any of the License Holdcos to incur any liabilities (other than liabilities arising under the Loan Documents and Permitted Indebtedness), own or acquire any assets (other than the equity interests of a Subsidiary that possesses one or more Cannabis Licenses provided, that, to the extent such Subsidiary no longer engages in the business of cultivating Cannabis, then such Subsidiary shall not be required to hold any such Cannabis Licenses), or engage itself in any operations or business, except in connection with its rights and obligations under the Loan Documents. Borrower will not permit any Cannabis Licenses material to the operation of their businesses to be owned or acquired by any Person other than a Loan Party.

6.14          Real Property Leases. Borrower shall not, without the prior written consent of Agent, (i) enter into any lease with respect to the Real Property Collateral other than those leases set forth on Schedule R-2; (ii) cancel or terminate any lease with respect to the Real Property Collateral; (iii) amend, modify or waive the provisions of any lease with respect to the Real Property Collateral in any material respect; (iv) enter into any lease with a Subsidiary that is not a Loan Party other than (x) those leases set forth on Schedule R-2 and leases entered into the ordinary course so long as such transactions (A) are fully disclosed to Agent prior to the consummation thereof, if they involve one or more payments by such Loan Party in excess of $1,500,000 for any single transaction or series of related transactions, and (B) are no less favorable, taken as a whole, to such Loan Party than would be obtained in an arm’s length transaction with a non-Affiliate, or (v) amend, modify or waive the provisions of any lease between a Loan Party and (A) any Subsidiary that is not a Loan Party or (B) any Affiliate of a Loan Party, in a manner that could be reasonably adverse to the interests of the Lender Group.

6.15          Development and Air Rights. Borrower shall not sell or transfer any development rights, air rights or similar or comparable rights of any nature whatsoever now or hereafter appurtenant to the Real Property Collateral without the prior written consent of Agent.

6.16	OFAC; Patriot Act; Anti-Corruption Laws; Anti-Money Laundering Laws.

No Loan Party shall fail to comply with the laws, regulations and executive orders referred to in Sections 4.13, 4.18 and 4.21.

6.17	[Reserved].

6.18          Limitations on Negative Pledges. Each Borrower will not enter into, incur or permit to exist, directly or indirectly, any agreement, instrument, deed, lease or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Borrower to create, incur or permit to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, or that requires the grant of any security for an obligation if security is granted for another obligation, except the following: (a) the Agreement and the other Loan Documents, (b) restrictions or conditions imposed by any agreement relating to secured Indebtedness (x) described in clauses (b) or (e) of the definition of Permitted Indebtedness, or (y) described in any other clause of the definition of Permitted Indebtedness if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (c) [Reserved], and (d) customary provisions in leases restricting the assignment or sublet thereof.

6.19          Investment Company Act. Parent and each Borrower will not, and will not permit any of its Subsidiaries to engage in any business, enter into any transaction, use any securities or take any other action or permit any of its Subsidiaries to do any of the foregoing, that would cause it or any of its Subsidiaries to become subject to the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an “investment company” or a company “controlled” by an “investment company” not entitled to an exemption within the meaning of such Act.

7.	FINANCIAL COVENANTS.

Each Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations, Borrower will:

(a)             Liquidity. Have Liquidity in excess of $10,000,000 at all times from and after the Closing Date and thereafter.

(b)             Fixed Charge Coverage Ratio. Cause the Loan Parties to have a Fixed Charge Coverage Ratio, measured quarterly on a trailing 12 month basis commencing as of December 31, 2024, of not less than 1.25:1.00.

8.	EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

8.1            Payments. If Borrower fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), and such failure continues for a period of five (5) Business Days or (b) all or any portion of the principal of the Loans.

8.2	Covenants. If Borrower or any Loan Party:

(a)             fails to perform or observe any covenant or other agreement contained in any of (i) Sections 2.11, 5.1, 5.2, 5.3 (solely if Borrower is not in good standing in its jurisdiction of organization), 5.6, 5.7 (solely if Borrower refuses to allow Agent or its representatives or agents to visit Borrower’s properties, inspect its assets or books or records, examine and make copies of its books and records, or discuss Borrower’s affairs, finances, and accounts with officers and employees of Borrower), 5.10, 5.11, 5.15, 5.16, 5.18, 5.20 of this Agreement, (ii) Section 6 of the Agreement, (iii) Section 7 of the Agreement or (iv) Section 7 of the Guaranty and Security Agreement;

(b)             fails to perform or observe any covenant or other agreement contained in any of Sections 5.3 (other than if any Borrower is not in good standing in its jurisdiction of organization), 5.4, 5.5, 5.8, 5.9, 5.12, and 5.16 of this Agreement and such failure continues for a period of fifteen (15) days after the earlier of (i) the date on which such failure shall first become known to any officer of any Borrower, or (ii) the date on which written notice thereof is given to Borrower by Agent; or

(c)             fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 8 (in which event such other provision of this Section 8 shall govern), and such failure continues for a period of 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrower or (ii) the date on which written notice thereof is given to Borrower by Agent.

8.3            Judgments. If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of (a) $1,000,000 or more with respect to Borrower, or (b) $2,500,000 or more with respect to any other Loan Party, (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Loan Party, or with respect to any of their respective assets, and either (a) there is a period of 30 consecutive days at any time after the entry of any such judgment, order, or award during which (1) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (2) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award.

8.4	Voluntary Bankruptcy. If an Insolvency Proceeding is commenced by a Loan Party.

8.5            Involuntary Bankruptcy. If an Insolvency Proceeding is commenced against a Loan Party and any of the following events occur: (a) such Loan Party consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within 60 calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party, or (e) an order for relief shall have been issued or entered therein.

8.6            Default Under Other Agreements. If there is a default in one or more agreements to which a Loan Party is a party with one or more third Persons relative to a Loan Party’s Indebtedness involving an aggregate amount of (a) $1,000,000 or more with respect to Borrower, or (b) $2,500,000 or more with respect to any other Loan Party, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party’s obligations thereunder.

8.7            Representations. If any warranty, representation, certificate, statement, or Record made herein or in any other Loan Document or delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof.

8.8            Guaranty. If the obligation of any Guarantor under the guaranty contained in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement is limited or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement) of if any Guarantor repudiates or revokes or purports to repudiate or revoke any such guaranty.

8.9            Security Documents. If the Guaranty and Security Agreement, Canadian Guarantee and Security Agreement or any other Loan Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected and, except to the extent of (i) with respect to Borrower, Permitted Liens which are non-consensual Permitted Liens, (ii) with respect to all other Loan Parties (other than Borrower), Permitted Liens, (iii) permitted purchase money Liens, and (iv) the interests of lessors under Capital Leases, first priority Lien on Collateral covered thereby, in each case, except (a) as a result of a disposition of the applicable Collateral in a transaction permitted under this Agreement, (b) with respect to Collateral the aggregate value of which, for all such Collateral, does not exceed at any time, $1,000,000, or (c) as the result of an action or failure to act on the part of Agent.

8.10          Loan Documents. The validity or enforceability of any Loan Document shall at any time for any reason (other than solely as the result of an action or failure to act on the part of Agent) be declared to be null and void, or a proceeding shall be commenced by a Loan Party, or by any Governmental Authority having jurisdiction over a Loan Party, seeking to establish the invalidity or unenforceability thereof, or a Loan Party shall deny that such Loan Party has any liability or obligation purported to be created under any Loan Document.

8.11          Change of Control. A Change of Control shall occur, whether directly or indirectly.

8.12          Proceedings. The (a) indictment of, or commencement of criminal proceedings against, any Loan Party under any criminal statute or (b) commencement of civil proceedings against any Loan Party pursuant to which proceedings the penalties or remedies sought or available include forfeiture to any Governmental Authority of any portion of the property of such Loan Party that could reasonably be expected to result in a Material Adverse Effect.

8.13          Loss of Permits. Any Loan Party shall fail to have any Cannabis License material to the operation of its business or any Cannabis License material to the operation of its business is terminated, withdrawn or suspended; or shall not timely seek and obtain renewal of any such permit, authorization or license prior to its expiration, provided, however, that in the event any such Cannabis License material to the operation of any Loan Party is not renewed or replaced prior to its expiration or within 30 days of such expiration, Borrower shall provide timely written notice to Agent, identifying the Cannabis License and describing any proposed mitigation or replacement for the affected Cannabis License and Agent may, in its sole discretion, waive any associated default under this Section 8.13 or extend the time before a default will be declared under this Section 8.13. Notwithstanding the foregoing, it shall not be an Event of Default if the Cannabis License previously held by any Loan Party is terminated, withdrawn or not renewed because such Loan Party no longer engages in the business of cultivating Cannabis.

8.14          Business Affairs. If (a) Borrower, (b) any Loan Party operating at or on any Real Property Collateral, or (c) a Loan Party (other than Borrower) who directly generates at least 10% of the EBITDA as calculated herein, is enjoined, restrained, or in any way prevented by any Governmental Authority from continuing to conduct all or any material part of its business affairs for a period in excess of 45 calendar days, in the aggregate.

9.	RIGHTS AND REMEDIES.

9.1            Rights and Remedies. Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall (in each case under clauses (a) or (b) by written notice to Borrower), in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a)             declare the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrower; provided that, notwithstanding anything to the contrary herein, all Hedge Agreement indebtedness shall be terminated or accelerated solely in accordance with the terms of the governing Hedge Agreement;

(b)             declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with any obligation of any Lender to make Term Loans; and

(c)             exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity; provided, that with respect to any Event of Default resulting solely from failure of Borrower to comply with the financial covenant set forth in Section 7(b), neither Agent nor the Required Lenders may exercise the foregoing remedies in this Section 9.1 until the date that ten Business Days after the day on which financial statements are required to be delivered for the applicable quarter.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.4 or Section 8.5, without any notice, presentment or demand to Borrower or any other Person or any act by the Lender Group, (i) the Commitments shall automatically terminate, (ii) the Loans shall forthwith mature and (iii) the Obligations, inclusive of the principal of, and any and all accrued and unpaid interest (including, but not limited to, interest accrued at the Default Rate), any Applicable Premium (calculated in accordance with this Agreement) and any other fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by Borrower.

9.2            Rights to Appoint Receiver. Upon the occurrence and continuance of an Event of Default and at all times thereafter, the Agent shall be entitled to the immediate appointment of a receiver for all or any part of the Collateral or any of the Loan Parties, whether or not waste or deterioration of the Collateral has occurred; whether or not there is a risk that the Collateral is in danger of being lost, removed, or materially injured; and whether or not other arguments based on equity or pursuant to statute would justify the appointment. Agent and the Loan Parties agree and consent that said receiver shall be directed to manage, protect, preserve, sell and otherwise dispose of all or any portion of the Collateral and continue the operation of the business of the Loan Parties, and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership, including the compensation of the receiver, and to the payment of the Loans and other fees and expenses due hereunder and under the Loan Documents as aforesaid until a sale or other disposition of such Collateral shall be finally made and consummated. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY HEREBY IRREVOCABLY AND FOR VALUABLE CONSIDERATION CONSENTS TO AND WAIVES ANY RIGHT TO OBJECT TO OR OTHERWISE CONTEST THE APPOINTMENT OF A RECEIVER AS PROVIDED ABOVE. EACH LOAN PARTY (I) GRANTS SUCH WAIVER AND CONSENT KNOWINGLY AFTER HAVING DISCUSSED THE IMPLICATIONS THEREOF WITH COUNSEL, (II) ACKNOWLEDGES THAT (A) THE UNCONTESTED RIGHT TO HAVE A RECEIVER APPOINTED FOR THE FOREGOING PURPOSES IS CONSIDERED ESSENTIAL BY AGENT IN CONNECTION WITH THE ENFORCEMENT OF THE LENDERS’ AND THE AGENT’S RIGHTS AND REMEDIES HEREUNDER AND UNDER THE OTHER LOAN DOCUMENTS, AND (B) THE AVAILABILITY OF SUCH APPOINTMENT AS A REMEDY UNDER THE FOREGOING CIRCUMSTANCES WAS A MATERIAL FACTOR IN INDUCING THE LENDERS TO MAKE THE LOANS TO BORROWER; AND (III) AGREES TO ENTER INTO ANY AND ALL STIPULATIONS IN ANY LEGAL ACTIONS, OR AGREEMENTS OR OTHER INSTRUMENTS IN CONNECTION WITH THE FOREGOING AND TO COOPERATE FULLY WITH THE AGENT AND THE LENDERS IN CONNECTION WITH THE ASSUMPTION AND EXERCISE OF CONTROL BY THE RECEIVER OVER ALL OR ANY PORTION OF THE COLLATERAL.

9.3            Remedies Cumulative. The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Default or Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

10.	WAIVERS; INDEMNIFICATION.

10.1          Demand; Protest. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which Borrower may in any way be liable.

10.2          The Lender Group’s Liability for Collateral. Borrower hereby agrees that: (a) the Lender Group shall not in any way or manner be liable or responsible, except as a result of Agent failing to comply with its obligations, if any, under the Code: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by Borrower, except as a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of a member of the Lender Group.

10.3          Indemnification. Borrower shall pay, indemnify, defend, and hold the Agent- Related Persons, the Lender-Related Persons, and each Participant (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Loan Parties’ compliance with the terms of the Loan Documents provided, that the indemnification in this clause (a) shall not extend to (i) disputes solely between or among the Lenders that do not involve any acts or omissions of any Loan Party, or (ii) disputes solely between or among the Lenders and their respective Affiliates that do not involve any acts or omissions of any Loan Party; it being understood and agreed that the indemnification in this clause (a) shall extend to Agent (but not the Lenders) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (iii) any Claims with respect to Taxes, which shall be governed by Section 16, except Taxes arising from non-Tax Claims, (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans hereunder, or the use of the proceeds of the Loans provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by any Loan Party or any of its Subsidiaries, any Environmental Actions, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of any Loan Party or any of its Subsidiaries or any actual or alleged violations of Environmental Law by any Loan Party or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, Borrower shall have no obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or its officers, directors, employees, attorneys, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11.	NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as a party may designate in accordance herewith), or telefacsimile. In the case of notices or demands to any Loan Party or Agent, as the case may be, they shall be sent to the respective address set forth below:

If to Borrower:	c/o GLASS HOUSE BRANDS INC.
3645 Long Beach Blvd.
Long Beach, CA 90807
Attn: Kyle Kazan
Email: [CONFIDENTIAL INFORMATION - REDACTED]

If to Agent:	[CONFIDENTIAL INFORMATION - REDACTED]
Attn: [CONFIDENTIAL INFORMATION - REDACTED]
Email: [CONFIDENTIAL INFORMATION - REDACTED]

with copies to:	BUCHALTER
1000 Wilshire Blvd.
15th Floor
Los Angeles, CA 90017
Attn: Ariel Berrios
Email: [CONFIDENTIAL INFORMATION - REDACTED]

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Section 11, shall be deemed received on the earlier of the date of actual receipt or 3 Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received, (b) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) and (c) notices by electronic mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgment).

12.             CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a)             THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

(b)             THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE COURTS AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA; PROVIDED, THAT ANY SUIT SEEKING THE APPOINTMENT OF A RECEIVER OR ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH OF BORROWER, AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c)             TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF BORROWER AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A “CLAIM”). EACH OF BORROWER, AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)             EACH OF BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF LOS ANGELES, AND THE STATE OF CALIFORNIA, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e)             NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, ANY OTHER LENDER OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH LOAN PARTY HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

(f)             IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE “COURT”) BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CLAIM AND THE WAIVER SET FORTH IN CLAUSE (C) ABOVE IS NOT ENFORCEABLE IN SUCH PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

(i)             WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN SUBCLAUSE (ii) BELOW, ANY CLAIM SHALL BE DETERMINED BY A GENERAL REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE. VENUE FOR THE REFERENCE PROCEEDING SHALL BE IN THE COUNTY OF LOS ANGELES, CALIFORNIA.

(ii)            THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (A) NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (B) EXERCISE OF SELF-HELP REMEDIES (INCLUDING SET-OFF OR RECOUPMENT), (C) APPOINTMENT OF A RECEIVER, AND (D) TEMPORARY, PROVISIONAL, OR ANCILLARY REMEDIES (INCLUDING WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS, OR PRELIMINARY INJUNCTIONS). THIS AGREEMENT DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (A) - (D) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO PARTICIPATE IN A REFERENCE PROCEEDING PURSUANT TO THIS AGREEMENT WITH RESPECT TO ANY OTHER MATTER.

(iii)            UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN TEN DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY SHALL HAVE THE RIGHT TO REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B). THE REFEREE SHALL BE APPOINTED TO SIT WITH ALL OF THE POWERS PROVIDED BY LAW. PENDING APPOINTMENT OF THE REFEREE, THE COURT SHALL HAVE THE POWER TO ISSUE TEMPORARY OR PROVISIONAL REMEDIES.

(iv)            EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE REFEREE SHALL DETERMINE THE MANNER IN WHICH THE REFERENCE PROCEEDING IS CONDUCTED INCLUDING THE TIME AND PLACE OF HEARINGS, THE ORDER OF PRESENTATION OF EVIDENCE, AND ALL OTHER QUESTIONS THAT ARISE WITH RESPECT TO THE COURSE OF THE REFERENCE PROCEEDING. ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS A COURT REPORTER AND A TRANSCRIPT IS ORDERED, A COURT REPORTER SHALL BE USED AND THE REFEREE SHALL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY THE COSTS OF THE COURT REPORTER; PROVIDED, THAT SUCH COSTS, ALONG WITH THE REFEREE’S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

(v)            THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND SHALL ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA.

(vi)            THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH CALIFORNIA SUBSTANTIVE AND PROCEDURAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS OR HER DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW. THE REFEREE SHALL ISSUE A DECISION AND PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE, SECTION 644, THE REFEREE’S DECISION SHALL BE ENTERED BY THE COURT AS A JUDGMENT IN THE SAME MANNER AS IF THE ACTION HAD BEEN TRIED BY THE COURT. THE FINAL JUDGMENT OR ORDER FROM ANY APPEALABLE DECISION OR ORDER ENTERED BY THE REFEREE SHALL BE FULLY APPEALABLE AS IF IT HAS BEEN ENTERED BY THE COURT.

(vii)            THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR OWN CHOICE, EACH PARTY HERETO KNOWINGLY AND VOLUNTARILY AND FOR THEIR MUTUAL BENEFIT AGREES THAT THIS REFERENCE PROVISION SHALL APPLY TO ANY DISPUTE BETWEEN THEM THAT ARISES OUT OF OR IS RELATED TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1	Assignments and Participations.

(a)            (i)  Subject to the conditions set forth in clause (a)(ii) below, any Lender may assign and delegate all or any portion of its rights and duties under the Loan Documents (including the Obligations owed to it and its Commitments) to one or more assignees so long as such prospective assignee is an Eligible Transferee (each, an “Assignee”), with the prior written consent (such consent not be unreasonably withheld or delayed) of:

(A)            Borrower; provided, that no consent of Borrower shall be required (1) if an Event of Default has occurred and is continuing or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender or a Related Fund; provided further, that Borrower shall be deemed to have consented to a proposed assignment unless it objects thereto by written notice to Agent within five (5) Business Days after having received notice thereof; and

(B)	Agent; provided, that no consent of Agent shall be required (1) if an Event of Default has occurred and is continuing or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender or a Related Fund.

(ii)	Assignments shall be subject to the following additional conditions:

(A)            no assignment may be made to a natural person unless an Event of Default under Section 8.1, Section 8.4 or Section 8.5 has occurred and is continuing,

(B)            no assignment may be made to Competitor unless an Event of Default has occurred and is continuing,

(C)            the amount of the Commitments and the other rights and obligations of the assigning Lender hereunder and under the other Loan Documents subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Agent) shall be in a minimum amount (unless waived by Agent) of $2,500,000 (except such minimum amount shall not apply to (I) an assignment or delegation by any Lender to any other Lender, an Affiliate of any Lender, or a Related Fund of such Lender or (II) a group of new Lenders, each of which is an Affiliate of each other or a Related Fund of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least $2,500,000),

(D)            each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(E)            the parties to each assignment shall execute and deliver to Agent an Assignment and Acceptance; provided, that Borrower and Agent may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned to an Assignee until written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to Borrower and Agent by such Lender and the Assignee,

(F)            unless waived by Agent, the assigning Lender or Assignee has paid to Agent, for Agent’s separate account, a processing fee in the amount of $3,500, and

(G)            the assignee, if it is not a Lender, shall deliver to Agent (1) an Administrative Questionnaire in a form approved by Agent (the “Administrative Questionnaire”), (2) any Internal Revenue Service forms required by Agent or Borrower and (3) the organizational documents for such Assignee.

(b)            From and after the date that Agent receives the executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall be a “Lender” and shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.3) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto); provided, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 15 and Section 17.9(a).

(c)            By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement and the other Loan Documents as are delegated to Agent, by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)            Upon Agent’s receipt of the required processing fee, the Assignment and Acceptance and the organizational documents for the Assignee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.1(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitments allocated to each Assignee shall reduce such Commitments of the assigning Lender pro tanto.

(e)            Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a “Participant”) participating interests in all or any portion of its Obligations, its Commitments, and the other rights and interests of that Lender (the “Originating Lender”) hereunder and under the other Loan Documents; provided, that (i) the Originating Lender shall remain a “Lender” for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a “Lender” hereunder or under the other Loan Documents and the Originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) Borrower, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) no participation shall be sold to a natural person or a Competitor unless in each case an Event of Default shall have occurred and is continuing, (v) no participation shall be sold to a Loan Party or an Affiliate of a Loan Party, and (vi) all amounts payable by Borrower hereunder shall be determined as if such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement. The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, Borrower, the Collateral, or otherwise in respect of the Obligations. No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.

(f)            In connection with any such assignment or participation or proposed assignment or participation or any grant of a security interest in, or pledge of, its rights under and interest in this Agreement, a Lender may, subject to the provisions of Section 17.9, disclose all documents and information which it now or hereafter may have relating to each Borrower and their respective businesses.

(g)            Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the Federal Reserve Bank or U.S. Treasury Regulation 31 CFR §203.24, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law.

(h)            Agent (as a non-fiduciary agent on behalf of Borrower) shall maintain, or cause to be maintained, a register (the “Register”) on which it enters the name and address of each Lender as the registered owner of a portion of the Term Loan (and the principal amount thereof and stated interest thereon) held by such Lender (each, a “Registered Loan”). Other than in connection with an assignment by a Lender of all or any portion of its portion of the Term Loan to an Affiliate of such Lender or a Related Fund of such Lender (i) a Registered Loan (and the registered note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each registered note shall expressly so provide) and (ii) any assignment or sale of all or part of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the registered note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such registered note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new registered notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s). Prior to the registration of assignment or sale of any Registered Loan (and the registered note, if any evidencing the same), Borrower shall treat the Person in whose name such Registered Loan (and the registered note, if any, evidencing the same) is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. In the case of any assignment by a Lender of all or any portion of its portion of the Term Loan to an Affiliate of such Lender or a Related Fund of such Lender, and which assignment is not recorded in the Register, the assigning Lender, on behalf of Borrower, shall maintain a register comparable to the Register.

(i)            In the event that a Lender sells participations in the Registered Loan, such Lender, as a non-fiduciary agent on behalf of Borrower, shall maintain (or cause to be maintained) a register on which it enters the name of all participants in the Registered Loans held by it (and the principal amount (and stated interest thereon) of the portion of such Registered Loans that is subject to such participations) (the “Participant Register”). A Registered Loan (and the registered note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each registered note shall expressly so provide). Any participation of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining the Participant Register.

(j)            Agent shall make a copy of the Register available for review by Borrower from time to time as Borrower may reasonably request.

13.2            Successors. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, that Borrower may not assign this Agreement or any rights or duties hereunder without the Lenders’ prior written consent and any prohibited assignment shall be absolutely void ab initio. No consent to assignment by the Lenders shall release Borrower from its Obligations. A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.1 and, except as expressly required pursuant to Section 13.1, no consent or approval by Borrower is required in connection with any such assignment.

14.	AMENDMENTS; WAIVERS.

14.1	Amendments and Waivers.

(a)            No amendment, waiver or other modification of any provision of this Agreement or any other Loan Document (other than the Fee Letter), and no consent with respect to any departure by Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and the Loan Parties that are party thereto and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided, that no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders directly affected thereby and all of the Loan Parties that are party thereto, do any of the following:

(i)             increase the amount of or extend the expiration date of the Commitment of any Lender,

(ii)            postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document,

(iii)           reduce the principal of, or the rate of interest on, any loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document (except in connection with the waiver of applicability of Section 2.6(c) (which waiver shall be effective with the written consent of the Required Lenders)),

(iv)           amend, modify, or eliminate this Section or any provision of this Agreement providing for consent or other action by all Lenders,

(v)	amend, modify, or eliminate Section 3.1 or 3.3,

(vi)	amend, modify, or eliminate Section 15.11,

(vii)         other than as permitted by Section 15.11, release Agent’s Lien in and to any of the Collateral,

(viii)        amend, modify, or eliminate the definitions of “Required Lenders” or “Pro Rata Share”,

(ix)           contractually subordinate any of Agent’s Liens, other than to Permitted Liens under clause (f) of the definition of such term,

(x)            other than in connection with a merger, liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release Borrower or any Guarantor from any obligation for the payment of money or consent to the assignment or transfer by Borrower or any Guarantor of any of its rights or duties under this Agreement or the other Loan Documents,

(xi)           amend, modify, or eliminate any of the provisions of Section 2.4(b)(i), (ii), (iii), or (iv),

(xii)          amend, modify, or eliminate any of the provisions of Section 13.1 with respect to assignments to, or participations with, Persons who are Loan Parties or Affiliates of Loan Parties,

(xiii)         (A) subordinate any Term Loan hereunder to any other Indebtedness in right of payment (including, without limitation, structural subordination), including (but not limited to) subordination with respect to right of payment achieved either (x) by way of modification to Section 2.4, any other payment waterfall or collateral liquidation provision in this Agreement or any other Loan Document or (y) by way of amendment to this Agreement or any other Loan Document to permit, or that has the effect of permitting, directly or indirectly, the incurrence of other material Indebtedness (or Indebtedness that would be material if aggregated with all other such Indebtedness permitted by such amendment or series of amendments and incurred after the date hereof) that would be senior in right of payment or structurally senior to the Term Loans hereunder, or (B) except as provided by operation of applicable laws, subordinate the Liens securing the Term Loans with respect to any material portion of the Collateral (in the aggregate with all other such Liens on Collateral to which the Term Loans are so subordinated after the date hereof) to any other Lien (except as expressly contemplated by the Loan Documents), in either case, without the written consent of each Lender directly affected thereby,

(xiv)         at any time that any Real Property Collateral is included in the Collateral, add, increase, renew or extend any Term Loan until the completion of flood due diligence, documentation and coverage as required by the Flood Laws or as otherwise satisfactory to all Lenders,

(xv)	amend, modify, terminate, or waive any provision of this Section 14.1 without the consent of each Lender.

(b)            No amendment, waiver, modification, or consent shall amend, modify, waive, or eliminate,

(i)            the definition of, or any of the terms or provisions of, the Fee Letter, in each case, without the written consent of Agent and Borrower (and shall not require the written consent of any of the Lenders); provided, however, that any decrease to the fees for the benefit of each Lender in the Fee Letter shall not be amended, waived or modified without the consent of the Required Lenders,

(ii)            any provision of Section 15 pertaining to Agent, or any other rights or duties of Agent under this Agreement or the other Loan Documents, without the written consent of Agent, Borrower, and the Required Lenders, or

(iii)           amend the definition of Borrowing Base or any component definition thereof if as a result thereof the amounts available to be borrowed by any Borrower would be increased, without the consent of Agent and the Required Lenders.

(c)	[Reserved],

(d)	[Reserved],

(e)	[Reserved], and

(f)            Anything in this Section 14.1 to the contrary notwithstanding, (i) any amendment, modification, elimination, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of any Loan Party, shall not require consent by or the agreement of any Loan Party (and Agent shall provide a copy of such amendment to Borrower), and (ii) any amendment, waiver, modification, elimination, or consent of or with respect to any provision of this Agreement or any other Loan Document may be entered into without the consent of, or over the objection of, any Defaulting Lender other than any of the matters governed by Section 14.1(a)(i) through (iii) that affect such Lender.

14.2	Replacement of Certain Lenders.

(a)            If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of all Lenders or all Lenders affected thereby and if such action has received the consent, authorization, or agreement of the Required Lenders but not of all Lenders or all Lenders affected thereby, or (ii) Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section  16), then Borrower or Agent, upon at least 5 Business Days prior irrevocable notice, may permanently replace any such Lender that failed to give its consent, authorization, or agreement (a “Non-Consenting Lender”) or any such Lender for which Borrower is required to pay any Indemnified Taxes or additional amounts to any such Lender or any Governmental Authority for the account of any such Lender pursuant to Section 16 (a “Tax Lender”) with a different Lender or prospective Lender, in each case, reasonably acceptable to Agent to purchase the Obligations owed to such Non-Consenting Lender and such Non- Consenting Lender’s commitments hereunder (a “Replacement Lender”), and the Non-Consenting Lender or Tax Lender, as applicable, shall have no right to refuse to be replaced hereunder. Such notice to replace the Non-Consenting Lender or Tax Lender, as applicable, shall specify an effective date for such replacement, which date shall not be later than 30 days after the date such notice is given.

(b)            Prior to the effective date of such replacement, the Non-Consenting Lender or Tax Lender, as applicable, and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Non-Consenting Lender or Tax Lender, as applicable, being repaid in full its share of the outstanding Obligations (without any premium or penalty of any kind, other than the Applicable Premium (if any), but including all interest, fees and other amounts that may be due in payable in respect thereof). If the Non-Consenting Lender or Tax Lender, as applicable, shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, Agent may, but shall not be required to, execute and deliver such Assignment and Acceptance in the name or and on behalf of the Non- Consenting Lender or Tax Lender, as applicable, and irrespective of whether Agent executes and delivers such Assignment and Acceptance, the Non-Consenting Lender or Tax Lender, as applicable, shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Non-Consenting Lender or Tax Lender, as applicable, shall be made in accordance with the terms of Section 13.1. Until such time as one or more Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Non-Consenting Lender or Tax Lender, as applicable, hereunder and under the other Loan Documents, the Non-Consenting Lender or Tax Lender, as applicable, shall remain obligated to make the Non-Consenting Lender’s or Tax Lender’s, as applicable, Pro Rata Share of Term Loans.

14.3            No Waivers; Cumulative Remedies. No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by Borrower of any provision of this Agreement. Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15.	AGENT; THE LENDER GROUP.

15.1            Appointment and Authorization of Agent. Each Lender hereby designates and appoints [CONFIDENTIAL INFORMATION - REDACTED] as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders on the conditions contained in this Section 15. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, (c) make Term Loans (including Protective Advances), for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to Loan Parties, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2            Delegation of Duties. Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.3            Liability of Agent. None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders for any recital, statement, representation or warranty made by any Borrower or its Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of Borrower or its Affiliates or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of Borrower or its Affiliates.

15.4            Reliance by Agent. Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrower or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

15.5            Notice of Default or Event of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.” Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9; provided, that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6            Credit Decision. Each Lender acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of Borrower and its Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrower. Each Lender also represents that it will, independently and without reliance upon any Agent- Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrower or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender with any credit or other information with respect to Borrower, its Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent’s or its Affiliates’ or representatives’ possession before or after the date on which such Lender became a party to this Agreement.

15.7            Costs and Expenses; Indemnification. Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorneys’ fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrower is obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders. In the event Agent is not reimbursed for such costs and expenses by Borrower, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s ratable thereof. Whether or not the transactions contemplated hereby are consummated, each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so) from and against any and all Indemnified Liabilities; provided, that no Lender shall be liable for the payment to any Agent- Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Term Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s ratable share of any Lender Group Expenses incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.8            Agent in Individual Capacity. [CONFIDENTIAL INFORMATION - REDACTED] and its Affiliates may make loans or other extensions of credit to, issue letters of credit for the account of, accept deposits from, provide bank products to, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Affiliates and any other Person party to any Loan Document as though [CONFIDENTIAL INFORMATION - REDACTED] were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, [CONFIDENTIAL INFORMATION - REDACTED] or its Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms “Lender” and “Lenders” include [CONFIDENTIAL INFORMATION - REDACTED] in its individual capacity.

15.9            Successor Agent. Agent may resign as Agent upon 30 days (10 days if an Event of Default has occurred and is continuing) prior written notice to the Lenders (unless such notice is waived by the Required Lenders) and Borrower (unless such notice is waived by Borrower or an Event of Default exists). If Agent resigns under this Agreement, the Required Lenders shall be entitled, with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned), appoint a successor Agent for the Lenders. If no successor Agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with the Lenders and Borrower, a successor Agent. If Agent has materially breached or failed to perform any material provision of this Agreement or of applicable law, the Required Lenders may agree in writing to remove and replace Agent with a successor Agent from among the Lenders with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned). In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term “Agent” shall mean such successor Agent and the retiring Agent’s appointment, powers, and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor Agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10            Lender in Individual Capacity. Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide bank products to, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11	Collateral Matters.

(a)            The Lenders hereby irrevocably authorize Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by Borrower of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if Borrower certifies to Agent that the sale or disposition is permitted under Section 6.4 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which neither Borrower nor any of its Affiliates owned no interest at the time Agent’s Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to Borrower or its Affiliates under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize Agent, based upon the instruction of the Required Lenders, to (a) consent to the credit bid, or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code or any similar provisions of any foreign bankruptcy or insolvency law or under a court order in respect of measures granted with similar effect under any foreign Insolvency Proceedings, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the Code or PPSA, including pursuant to Sections 9-610 or 9-620 of the Code or comparable provisions of the PPSA, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders, or (z) otherwise, the Required Lenders. Upon request by Agent or Borrower at any time, the Lenders will confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided, that (1) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent’s opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of Borrower in respect of) any and all interests retained by Borrower, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorize Agent, at its option and in its sole discretion, to subordinate any Lien granted to or held by Agent under any Loan Document to the holder of any Permitted Lien on such property if such Permitted Lien secures Permitted Purchase Money Indebtedness.

(b)            Agent shall have no obligation whatsoever to any of the Lenders (i) to verify or assure that the Collateral exists or is owned by Borrower or its Affiliates or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing, except as otherwise expressly provided herein.

15.12	Restrictions on Actions by Lenders; Sharing of Payments.

(a)            Each of the Lenders agrees that it shall not, without the express written consent of Agent, set off against the Obligations, any amounts owing by such Lender to Borrower or its Affiliates or any deposit accounts of Borrower or its Affiliates now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against Borrower or any Guarantor or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b)            If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided, that to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13            Agency for Perfection. Agent hereby appoints each other Lender as its agent (and each Lender hereby accepts such appointment) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code or the PPSA or any applicable Canadian securities transfer legislation can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14            Payments by Agent to the Lenders. All payments to be made by Agent to the Lenders shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15            Concerning the Collateral and Related Loan Documents. Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents. Each member of the Lender Group agrees that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

15.16            Appraisal Reports; Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information. By becoming a party to this Agreement, each Lender:

(a)            is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each appraisal report or field examination report respecting Borrower or its Subsidiaries (each, a “Report”) prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b)            expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c)            expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any appraisals or field examination will inspect only specific information regarding Borrower and its Subsidiaries and will rely significantly upon Borrower’s and its Subsidiaries’ books and records, as well as on representations of Borrower’s personnel,

(d)            agrees to keep all Reports and other material, non-public information regarding Borrower and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.9, and

(e)            without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of Borrower, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys’ fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

(f)            In addition to the foregoing, (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by Borrower or its Affiliates to Agent that has not been contemporaneously provided by Borrower or such Affiliate to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from Borrower or its Affiliates, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from Borrower or such Affiliate, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17            Several Obligations; No Liability. Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to Borrower or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for such Lender or on its behalf, nor to take any other action on behalf of such Lender hereunder or in connection with the financing contemplated herein.

15.18            Lead Arranger and Book Runner. Each of the Lead Arranger and the Book Runner, in such capacities, shall not have any right, power, obligation, liability, responsibility, or duty under this Agreement other than those applicable to it in its capacity as a Lender or as Agent. Without limiting the foregoing, neither the Lead Arranger and the Book Runner, in such capacities, shall have or be deemed to have any fiduciary relationship with any Lender or any Loan Party. Each Lender, Agent and each Loan Party acknowledges that it has not relied, and will not rely, on the Lead Arranger or the Book Runner, in deciding to enter into this Agreement or in taking or not taking action hereunder. Each of the Lead Arranger and the Book Runner, in such capacities, shall be entitled to resign at any time by giving notice to Agent and Borrower.

16.	WITHHOLDING TAXES.

16.1            Payments. All payments to be made by or on account of any obligation of any Loan Party under any Loan Document will, to the extent permissible under applicable law, be made free and clear of, and without deduction or withholding for, any present or future Taxes, and in the event any deduction or withholding of Indemnified Taxes is required, Borrower shall comply with the next sentence of this Section 16.1. If any Indemnified Taxes are so levied or imposed, Borrower agrees to pay the full amount of such Indemnified Taxes and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement, any note, or Loan Document, including any amount paid pursuant to this Section 16.1 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. Borrower will furnish to Agent as promptly as possible after the date the payment of any Indemnified Tax is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by Borrower. Borrower agrees to pay or timely reimburse Agent for any present or future stamp, value added or documentary taxes or any other excise or property taxes, charges, or similar levies that arise from any payment made under any Loan Document or from the execution, delivery, performance, recordation, or filing of this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment at the request of any Loan Party) (“Other Taxes”). The Loan Parties shall jointly and severally indemnify Agent, each Lender and each Participant (each, a “Recipient”) for the full amount of Indemnified Taxes and Other Taxes arising in connection with this Agreement or any other Loan Document or breach thereof by any Loan Party (including, without limitation, any Indemnified Taxes and Other Taxes imposed or asserted on, or attributable to, amounts payable under this Section 16) imposed on, or paid by, such Recipient and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other tax professionals), as and when they are incurred and irrespective of whether suit is brought, or whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender (with a copy to Agent), or by Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. The obligations of all parties hereto under this Section 16 shall survive the termination of this Agreement, the resignation and replacement of Agent, and the repayment of the Obligations.

16.2            Exemptions. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and Agent, at the time or times reasonably requested by Borrower or Agent, such properly completed and executed documentation reasonably requested by Borrower or Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or Agent as will enable Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (i), (ii), and (iv) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing:

(i)            any Lender that is a “United States person” as defined in Section 7701(a)(30) of the IRC shall deliver to Borrower and Agent on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(ii)            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), whichever of the following is applicable:

(A)            in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W- 8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)	executed copies of IRS Form W-8ECI;

(C)            in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of Borrower within the meaning of Section 871(h)(3)(B) of the IRC, or a “controlled foreign corporation” related to Borrower as described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(D)            to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(iii)            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or Agent to determine the withholding or deduction required to be made; and

(iv)            if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Borrower and Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Borrower or Agent as may be necessary for Borrower and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Agent in writing of its legal inability to do so.

16.3            Indemnification by the Lenders. Each Lender shall severally indemnify Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.1(i) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Agent to the Lender from any other source against any amount due to Agent under this paragraph.

16.4            Refunds. If Agent, a Lender or a Participant determines, in its sole discretion, that it has received a refund of any Indemnified Taxes for which Borrower has paid additional amounts pursuant to this Section 16, it shall pay over such refund to Borrower (but only to the extent of payments made, or additional amounts paid, by Borrower under this Section 16 with respect to Indemnified Taxes giving rise to such a refund), net of all out-of-pocket expenses of Agent or such Lender or Participant and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that Borrower, upon the request of Agent, such Lender or such Participant, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority) to Agent, such Lender or such Participant in the event Agent, such Lender or such Participant is required to repay such refund to such Governmental Authority. Notwithstanding anything in this Agreement to the contrary, this Section 16 shall not be construed to require Agent, any Lender or any Participant to make available its tax returns (or any other information which it deems confidential) to Borrower or any other Person.

16.5            Participants. Borrower agrees that each Participant shall be entitled to the benefits of this Section 16 with respect to its participation in any portion of the Commitments and the Obligations as if it were a Lender so long as such Participant complies with the obligations set forth in this Section 16 with respect thereto as if it were a Lender (it being understood that the documentation required under Section 16.2 shall be delivered to the participating Lender only) and such Participant agrees to be subject to Section 14.2 as if it were a Lender.

17.	GENERAL PROVISIONS.

17.1            Effectiveness. This Agreement shall be binding and deemed effective when executed by Borrower, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2            Section Headings. Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3            Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or Borrower, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4            Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5	[Reserved].

17.6            Debtor-Creditor Relationship. The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7            Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Execution of any such counterpart may be by means of (a) an electronic signature that complies with the federal Electronic Signatures in Global and National Commerce Act, as in effect from time to time, state enactments of the Uniform Electronic Transactions Act, as in effect from time to time, or any other relevant and applicable electronic signatures law; (b) an original manual signature; or (c) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Agent reserves the right, in its sole discretion, to accept, deny, or condition acceptance of any electronic signature on this Agreement. Any party delivering an executed counterpart of this Agreement by faxed, scanned or photocopied manual signature shall also deliver an original manually executed counterpart, but the failure to deliver an original manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement. The foregoing shall apply to each other Loan Document, and any notice delivered hereunder or thereunder, mutatis mutandis.

17.8            Revival and Reinstatement of Obligations; Certain Waivers. If any member of the Lender Group repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a “Voidable Transfer”), or because such member of the Lender Group elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys’ fees of such member of the Lender Group related thereto, the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist.

17.9	Confidentiality.

(a)            Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding Borrower and its Affiliates, their operations, assets, and existing and contemplated business plans (“Confidential Information”) shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group and to employees, directors and officers of any member of the Lender Group (the Persons in this clause (i), “Lender Group Representatives”) on a “need to know” basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of any member of the Lender Group; provided, that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide Borrower with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Borrower pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process; provided, that, (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide Borrower with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to Borrower pursuant to the terms of the subpoena or other legal process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or the Lender Group Representatives), (viii) in connection with any assignment, participation or pledge of any Lender’s interest under this Agreement; provided, that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.9 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.9 (and such Person may disclose such Confidential Information to Persons employed or engaged by them as described in clause (i) above), (ix) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; provided, that, prior to any disclosure to any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel) under this clause (ix) with respect to litigation involving any Person (other than Borrower, Agent, any Lender, any of their respective Affiliates, or their respective counsel), the disclosing party agrees to provide Borrower with prior written notice thereof, and (x) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b)            Anything in this Agreement to the contrary notwithstanding, Agent may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information customarily found in such publications or marketing or promotional materials and may otherwise use the name, logos, and other insignia of Borrower or the other Loan Parties and the Commitments provided hereunder in any “tombstone” or other advertisements, on its website or in other marketing materials of Agent.

(c)            The Loan Parties hereby acknowledge that Agent or its Affiliates may make available to the Lenders materials or information provided by or on behalf of Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and certain of the Lenders may be “public- side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities) (each, a “Public Lender”). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked “PUBLIC” or otherwise at any time filed with the SEC or Cboe as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Lender” (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” or that are not at any time filed with the SEC or Cboe as being suitable only for posting on a portion of the Platform not marked as “Public Lender” (or such other similar term).

(d)            This Agreement, the other Loan Documents and any written communications provided to the Loan Parties and their Subsidiaries by Agent and Lenders prior to or after the date hereof in connection with this Agreement and the other Loan Documents are exclusively for the information of the Loan Parties and their Subsidiaries and, along with the identity of Lenders or prospective Lenders may not be disclosed by the Loan Parties or their Subsidiaries to any third party or circulated or referred to publicly without Agent’s prior written consent except that such information, including the existence and a copy of this Agreement (with the names of Agent and Lenders redacted), may be disclosed, after providing written notice to Agent (to the extent legally permissible), pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee, or as required by applicable law; provided that the applicable Loan Party shall have, to the extent legally permissible (i) promptly notified Agent of the receipt of any such subpoena or order, (ii) consulted with Agent as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (iii) cooperated with Agent in any reasonable efforts it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such information. The Loan Parties’ disclosure of the identity of Lenders or prospective Lenders (x) to its officers, directors, agents and advisors (including legal counsel, accountants, and other professional advisors) and employees (to the extent such information is reasonably necessary or beneficial for the performance of their duties) who have been instructed by one or more of the Loan Parties to keep such information confidential, in accordance with this Section 17.9(d), and (y) in connection with any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of the Loan Parties’ rights hereunder or thereunder, in each case, shall not be subject to the limitations set forth in this Section 17.9(d). Agent and each Lender agrees that the terms of this Section 17.9(d) shall set forth the entire agreement between Borrower and its Affiliates and Agent and each Lender with respect to any confidential information previously received by the Loan Parties and their Subsidiaries in connection with this Agreement, and this Section 17.9(d) shall supersede any and all prior confidentiality agreements entered into by Borrower, a Loan Party or any Subsidiary thereof with respect to such confidential information.

17.10            Survival. All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid and so long as the Commitments have not expired or been terminated.

17.11            Patriot Act. Each Lender that is subject to the requirements of the Patriot Act hereby notifies Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender to identify Borrower in accordance with the Patriot Act. In addition, if Agent is required by law or regulation or internal policies to do so, it shall have the right to periodically conduct (a) Patriot Act searches, OFAC/PEP searches, and customary individual background checks for the Loan Parties and (b) OFAC/PEP searches and customary individual background checks for the Loan Parties’ senior management and key principals, and Borrower agrees to cooperate in respect of the conduct of such searches and further agrees that the reasonable costs and charges for such searches shall constitute Lender Group Expenses hereunder and be for the account of Borrower.

17.12            Integration. This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

17.13            No Setoff. All payments made by Borrower hereunder or under any note or other Loan Document will be made without setoff, counterclaim, or other defense, including any defense under any Federal Cannabis Laws.

17.14	[Reserved].

17.15          Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)            a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)           the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

17.16	Acknowledgement Regarding Any Supported QFCs.

(a)            To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of California or of the United States or any other state of the United States):

(b)            In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(c)	As used in this Section 17.16, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i)            “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)            a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)            a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

17.17	Erroneous Payments.

(a)            If Agent (x) notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Agent) received by such Payment Recipient from Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Agent pending its return or repayment as contemplated below in this Section 17.17 and held in trust for the benefit of Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as Agent may, in its sole discretion, specify in writing), return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)            Without limiting immediately preceding clause (a), each Lender, or any Person who has received funds on behalf of a Lender(and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates), or (z) that such Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)            it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)            such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Agent pursuant to this Section 17.17 (b).

For the avoidance of doubt, the failure to deliver a notice to Agent pursuant to this Section 17.17 (b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 17.17 (a) or on whether or not an Erroneous Payment has been made.

(c)            Each Lender hereby authorizes Agent to set off, net and apply any and all amounts at any time owing to such under any Loan Document, or otherwise payable or distributable by Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that Agent has demanded to be returned under immediately preceding clause (a).

(d)            In the event that an Erroneous Payment (or portion thereof) is not recovered by for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an assignment and assumption agreement (or, to the extent applicable, an agreement incorporating an assignment and assumption agreement by reference pursuant to an as to which and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any promissory notes evidencing such Loans to the Borrower or Agent (but the failure of such Person to deliver any such promissory notes shall not affect the effectiveness of the foregoing assignment), (B) Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(e)            Subject to Section 13.1 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), Agent may, in its sole discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and Agent shall retain all other rights, remedies and claims against such Lender (or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by Agent) and (y) may, in the sole discretion of Agent, be reduced by any amount specified by Agent in writing to the applicable Lender from time to time.

(f)            The parties hereto agree that (x) irrespective of whether Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Loan Parties’ Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party; provided that this Section 17.17 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from the Borrower for the purpose of making such Erroneous Payment.

(g)            To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(h)            Each party’s obligations, agreements and waivers under this Section 17.17 shall survive the resignation or replacement of Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

[Signature Pages Follow.]

Execution Version

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

BORROWER

GH CAMARILLO LLC, a Delaware limited liability company

By:
Name:
Title:

MAGU FARM LLC, a California limited liability company

By:
Name:
Title:

GLASS HOUSE FARM LLC, a California limited liability company

By:
Name:
Title:

[CONFIDENTIAL INFORMATION -
REDACTED], as Agent, as Lead Arranger, as Book Runner

By:
Name:
Its Authorized Signatory

[CONFIDENTIAL INFORMATION -
REDACTED], as a Lender

By:
Name:
Its Authorized Signatory

[Signature page to Credit Agreement]

Execution Version

Schedule C-1

Commitments

Lender	Term Loan Commitment	Commitments (total)
[CONFIDENTIAL INFORMATION - REDACTED]	$35,000,000	$35,000,000
[CONFIDENTIAL INFORMATION - REDACTED]	$15,000,000	$15,000,000
All Lenders (Total)	$50,000,000.00	$50,000,000

Schedule C-1

Execution Version

Schedule 1.1

As used in the Agreement, the following terms shall have the following definitions:

“Acceptable Appraisal” means, with respect to an appraisal of the Real Property Collateral the most recent appraisal of such property received by Agent, (a) from an appraisal company satisfactory to Agent, (b) the scope and methodology of which are satisfactory to Agent and (c) the results of which are satisfactory to Agent, in each case, Agent’s Permitted Discretion.

“Account” means an account (as that term is defined in the Code).

“Accounting Changes” means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions).

“Additional Documents” has the meaning specified therefor in Section 5.12 of the Agreement.

“Administrative Questionnaire” has the meaning specified therefor in Section 13.1(a)(ii)(G) of the Agreement.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person, and the managed accounts of such Person. For purposes of this definition, “control” means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of Equity Interests, by contract, or otherwise; provided, that, for purposes of Section 6.10 of the Agreement: (a) any Person which owns directly or indirectly 15% or more of the Equity Interests having ordinary voting power for the election of directors or other members of the governing body of a Person or 15% or more of the partnership or other ownership interests of a Person (other than as a limited partner of such Person) shall be deemed an Affiliate of such Person, (b) each director (or comparable manager) of a Person shall be deemed to be an Affiliate of such Person, and (c) each partnership in which a Person is a general partner shall be deemed an Affiliate of such Person.

“Agent” has the meaning specified therefor in the preamble to the Agreement.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agent’s Account” means the Deposit Account of Agent identified on Schedule A-1 to the Agreement (or such other Deposit Account of Agent that has been designated as such, in writing, by Agent to Borrower and the Lenders).

Schedule 1.1 Page 1

“Agent’s Liens” means the Liens granted by the Loan Parties to Agent under the Loan Documents and securing the Obligations.

“Agreement” means the Credit Agreement to which this Schedule 1.1 is attached, as amended, supplemented or otherwise modified from time to time.

“Anti-Corruption Laws” has the meaning specified therefor in Section 4.21(a).

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.

“Applicable Interest Rate” has the meaning specified therefor in Section 2.6 (a). “Applicable Premium” means

(a)           as of the date of the occurrence of an Applicable Premium Trigger Event specified in clause (a) of the definition thereof:

(i)            during the period from and after the Closing Date up to and including the date that is the first anniversary of the Closing Date (the “First Premium Period”), an amount equal to (x) 4.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date;

(ii)           during the period after the first anniversary of the Closing Date up to and including the date that is the second anniversary of the Closing Date (the “Second Premium Period”), an amount equal to 3.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date;

(iii)          during the period after the second anniversary of the Closing Date up to and including the date that is the third anniversary of the Closing Date (the “Third Premium Period”), an amount equal to 2.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date;

(iv)          during the period after the third anniversary of the Closing Date up to and including the date that is the fourth anniversary of the Closing Date (the “Fourth Premium Period”), an amount equal to 1.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date; and

(v)           during the period after the fourth anniversary of the Closing Date and thereafter an amount equal to 0.0% times the amount of the Term Loan Obligations being paid on such date

(b)           as of the date of the occurrence of an Applicable Premium Trigger Event specified in clause (b) or (c) of the definition thereof:

(i)            during the First Premium Period, an amount equal to 4.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event;

(ii)           during the Second Premium Period, an amount equal to 3.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event;

(iii)          during the Third Premium Period, an amount equal to 2.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event; and

(iv)          during the Fourth Premium Period, an amount equal to 1.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event; and

(v)           thereafter, zero. “Applicable Premium Trigger Event” means

(a)           any payment by any Loan Party of all, or any part, of the principal balance of the Term Loan for any reason prior to the Stated Maturity Date (including any optional prepayment and in connection with any substitution or replacement of any Non-Consenting Lender pursuant to Section 14.2, but excluding (x) any installment of principal pursuant to Section 2.1(a), any mandatory prepayment arising pursuant to Section 2.4(e)(vi) whether before or after (i) the occurrence of an Event of Default, or (ii) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations;

(b)           the acceleration of the Obligations for any reason, including, without limitation, acceleration in accordance with Section 9.1, including the automatic acceleration, without presentment, demand, protest, or notice, of the Obligations as a result of the commencement of an Insolvency Proceeding; or

(c)           the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to Agent, for the account of the Lenders in full or partial satisfaction of the Obligations.

“Applicable Term Margin” means, as of any date of determination, 1.25%.

“Application Event” means the occurrence of (a) a failure by Borrower to repay all of the Obligations in full on the Maturity Date, or (b) an Event of Default and the election by Agent or the Required Lenders to require that payments and proceeds of Collateral be applied pursuant to Section 2.4(b)(iii) of the Agreement.

“Assignee” has the meaning specified therefor in Section 13.1(a) of the Agreement.

“Assignment and Acceptance” means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1 to the Agreement or otherwise reasonably satisfactory to Agent.

“Authorized Person” means any one of the individuals identified on Schedule A-2 to the Agreement, as such schedule is updated from time to time by written notice from Borrower to Agent.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank Products” means any service or facility extended to any Loan Party by a Bank Product Provider, or procured for such Loan Party from any third party by a Bank Product Provider by means of a full-recourse agreement or other credit support extended to such third party including: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) ACH transactions, (f) cash management, including controlled disbursement, accounts or services, (g) letters of credit, or (h) Hedge Agreements.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Base Rate” means a floating rate of interest per annum equal to the rate last quoted by The Wall Street Journal (or another national publication selected by the Agent) as the U.S. “Prime Rate”, rounded to two decimal places.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially in form and substance satisfactory to Agent.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means a “defined benefit plan” (as defined in Section 3(35) of ERISA) for which any Loan Party or any of its Subsidiaries or ERISA Affiliates has been an “employer” (as defined in Section 3(5) of ERISA) within the past six years.

“BHC Act Affiliate” has the meaning specified therefor in Section 17.16 of the Agreement.

“Board of Directors” means, as to any Person, the board of directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Book Runner” has the meaning set forth in the preamble to the Agreement. “Borrower” has the meaning specified therefor in the preamble to the Agreement.

“Borrower Materials” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“Borrowing” means a borrowing consisting of Term Loans made on the same day by the Lenders (or Agent on behalf thereof), or by Agent in the case of a Protective Advance.

“Borrowing Base” means, as of any date of determination:

(a)           50.0% of the lesser of: (i) the cost of the Camarillo Property, and (ii) the Cannabis FMV of the Camarillo Property based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as such property qualifies as Eligible Real Property; plus

(b)           50% of the lesser of: (i) the cost of the Casitas Property, and (ii) the Cannabis FMV of the Casitas Property based on based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as each property qualifies as Eligible Real Property, plus

(c)           50% of the lesser of: (i) the cost of the Padaro Property, and (ii) the Cannabis FMV of the Padaro Property based on based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as each property qualifies as Eligible Real Property.

The Borrowing Base shall be determined at any time by Agent, on the basis of the most recently delivered Borrowing Base Certificate, as adjusted by Agent in its Permitted Discretion for any changes in Reserves or otherwise in accordance with the terms hereof.

“Borrowing Base Certificate” means a certificate, duly executed by an Authorized Person of Borrower, appropriately completed and in form and substance of Exhibit B-2 hereto.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the State of California.

“Camarillo Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing executed by and delivered by GH Camarillo in favor of Agent.

“Camarillo Property” means that real property located at 645 Laguna Road, Camarillo, CA 93012.

“Canadian Dollars” or “Cdn$” means the lawful currency of Canada, as in effect from time to time.

“Canadian Guarantee and Security Agreement” means a guarantee and security agreement, dated as of even date with the Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Parent to Agent.

“Canadian Pension Plan” means a pension plan that is a “registered pension plan” (as defined in the Income Tax Act (Canada)) or that is required to be registered under, or is subject to, the Pension Benefits Standards Act (British Columbia) or other Canadian federal or provincial law with respect to pension benefits standards and that is maintained or contributed to by a Loan Party or any of its Subsidiaries for its Canadian employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

“Cannabis” means all parts of the plant Cannabis sativa Linnaeus, Cannabis indica, or Cannabis ruderalis, whether growing or not; the seeds thereof; the resin, whether crude or purified, extracted from any part of the plant; and every compound, manufacture, salt, derivative, mixture, or preparation of the plant, its seeds, or resin. “Cannabis” also means the separated resin, whether crude or purified, obtained from cannabis. “Cannabis” does not include the mature stalks of the plant, fiber produced from the stalks, oil or cake made from the seeds of the plant, any other compound, manufacture, salt, derivative, mixture, or preparation of the mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of the plant which is incapable of germination. For the purpose of this division, “cannabis” does not mean “industrial hemp” as defined by Section 11018.5 of the California Health and Safety Code.

“Cannabis FMV” means, as of any date of determination, the fair market value of the Eligible Real Property, taking into account the ability to cultivate, grow, process and possess Cannabis but not taking into account any improvements or as built out for cultivation, growing, processing and possessing Cannabis , that is estimated to be recoverable in an orderly sale in a 12 month marketing period of such Eligible Real Property net of all associated costs and expenses of such sale, such value to be as specified in the most recent Acceptable Appraisal of the Real Property Collateral.

“Cannabis Law” means any applicable state, provincial, or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process, or any other order of, or agreement issued, promulgated or entered into by any Governmental Authority, in each case related to the cultivation, manufacture, development, distribution, or sale of cannabis or products containing cannabis but explicitly excluding Federal Cannabis Law.

“Cannabis Licenses” means those licenses, authorizations, permits or other grants or recognitions by a Governmental Authority allowing a Person to cultivate, grow, process, manufacture, distribute, sell or possess Cannabis in any form in compliance with applicable law

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligation” means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

“Cash Equivalents” means (a) Domestic Cash Equivalents and (b) Foreign Cash Equivalents.

“Cash Management Services” means any cash management or related services including treasury, depository, return items, overdraft, controlled disbursement, merchant store value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system) and other cash management arrangements.

“Casitas Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing executed by and delivered by GHF in favor of Agent.

“Casitas Property” means that real property located at 5601 Casitas Pass Road, Carpinteria, CA 93013.

“Change in Law” means the occurrence after the date of the Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation, judicial ruling, judgment or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, (c) any new, or adjustment to, requirements prescribed by the Board of Governors for “Eurocurrency Liabilities” (as defined in Regulation D of the Board of Governors), requirements imposed by the Federal Deposit Insurance Corporation, or similar requirements imposed by any domestic or foreign governmental authority or resulting from compliance by Agent or any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority and related in any manner to the Base Rate or (d) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that notwithstanding anything in the Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means that:

(a)           Parent fail to own and control, directly or indirectly, 100%, or more, of the Equity Interests of each Borrower,

(b)           any Person or two or more Persons acting in concert shall have acquired beneficial ownership, directly or indirectly, of Equity Interests of Borrower (or other securities convertible into such Equity Interests) representing 35% or more of the combined voting power of all Equity Interests of Borrower entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of Borrower; or

(c)           any Person or two or more Persons acting in concert, shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of Borrower or control over the Equity Interests of such Person entitled to vote for members of the Board of Directors of Borrower on a fully-diluted basis (and taking into account all such Equity Interests that such Person or group has the right to acquire pursuant to any option right) representing 35% or more of the combined voting power of such Equity Interests.

“Closing Date” means the date of the making of the Term Loan under the Agreement. “Code” means the California Uniform Commercial Code, as in effect from time to time.

“Collateral” means all assets and interests in assets, including the Real Property Collateral, and proceeds thereof now owned or hereafter acquired by Borrower and each Loan Party in or upon which a Lien is granted by such Person in favor of Agent or the Lenders under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in any Loan Party’s books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to Agent.

“Commitment” means, with respect to each Lender, its Term Loan Commitment, and, with respect to all Lenders, their Term Loan Commitments, , as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“Competitor” means any Person that is an operating company directly and primarily engaged in substantially similar business operations as the Borrower and is a bona fide direct competitor of Borrower; provided further, that in connection with any assignment or participation, the Assignee or Participant with respect to such proposed assignment or participation that is an investment vehicle, investment bank, a commercial bank, a finance company, a fund, or other Person which merely has an economic interest in any such direct competitor ( and is not itself such a direct competitor of Borrower,) or that is engaged in, making, purchasing, holding or otherwise investing in commercial loans, notes or bonds and/or similar extensions of credit in the ordinary course of business, in each case, shall not be deemed to be a Competitor for the purposes of this definition.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C-1 to the Agreement delivered by the chief financial officer of Borrower to Agent.

“Confidential Information” has the meaning specified therefor in Section 17.9(a) of the Agreement.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by a Loan Party, Agent, and the applicable securities intermediary or issuer of uncertificated securities (with respect to a Securities Account) or bank (with respect to a Deposit Account).

“Copyright Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable.

“Covered Entity” has the meaning specified therefor in Section 17.16 of the Agreement. “Current Portion of Long Term Debt” means as of any date of determination, the current portion of long term debt of a Person scheduled to be due and payable within 12 months of such date.

“Default” means an event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default.

“Default Rate” has the meaning specified therefor in Section 2.6(c) of the Agreement. “Default Right” has the meaning specified therefor in Section 17.16 of the Agreement.

“Defaulting Lender” means any Lender that (a) has failed to fund any amounts required to be funded by it under the Agreement on the date that it is required to do so under the Agreement, (b) notified Borrower, Agent, or any Lender in writing that it does not intend to comply with all or any portion of its funding obligations under the Agreement, (c) has made a public statement to the effect that it does not intend to comply with its funding obligations under the Agreement or under other agreements generally (as reasonably determined by Agent) under which it has committed to extend credit, (d) failed, within 1 Business Day after written request by Agent, to confirm that it will comply with the terms of the Agreement relating to its obligations to fund any amounts required to be funded by it under the Agreement, (e) otherwise failed to pay over to Agent or any other Lender any other amount required to be paid by it under the Agreement on the date that it is required to do so under the Agreement, or (f) (i) becomes or is insolvent or has a parent company that has become or is insolvent or (ii) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian or appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company unless the ownership provides immunity for such Lender from jurisdiction of courts within the United States or from enforcement of judgments or writs of attachment on its assets, or permits such Lender or Governmental Authority to repudiate or otherwise to reject such Lender’s agreements.

“Defaulting Lender Rate” means (a) for the first 3 days from and after the date the relevant payment is due, the Base Rate, and (b) thereafter, the interest rate then applicable to Term Loans (inclusive of the Applicable Term Margin applicable thereto).

“Deposit Account” means any deposit account (as that term is defined in the Code).

“Designated Account” means the Deposit Account of Borrower identified on Schedule D-1 to the Agreement (or such other Deposit Account of Borrower located at Designated Account Bank that has been designated as such, in writing, by Borrower to Agent).

“Designated Account Bank” has the meaning specified therefor in Schedule D-1 to the Agreement (or such other bank that is located within the United States that has been designated as such, in writing, by Borrower to Agent).

“Dollars” or “$” means United States dollars.

“Domestic Cash Equivalents” means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within 1 year from the date of acquisition thereof, (b) marketable direct obligations issued or fully guaranteed by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 1 year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), (c) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A- 1 from S&P or at least P-1 from Moody’s, (d) certificates of deposit, time deposits, overnight bank deposits or bankers’ acceptances maturing within 1 year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $1,000,000,000, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation, (f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) of this definition or recognized securities dealer having combined capital and surplus of not less than $1,000,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (d) above, (g) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, and (h) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (g) above.

“EBITDA” means, with respect to any fiscal period:

(a)            Parent’s consolidated net earnings (or loss); provided that any income of Person that is not a Loan Party shall not be included in such net earnings, except that a Loan Party’s direct or indirect equity in the net income of any such Person for such period shall be included in such computation of net income up to the aggregate amount of cash actually distributed by such Person during such period to a Loan Party as a dividend or other distribution, minus

(b)           without duplication, the sum of the following amounts of GH Group for such period to the extent included in determining consolidated net earnings (or loss) for such period:

(i)            any extraordinary, unusual, or non-recurring gains,

(ii)            interest income,

(iii)          exchange, translation or performance gains relating to any hedging transactions or foreign currency fluctuations,

(iv)          income arising by reason of the application of FAS 141R, and

(v)           the amount of any non-controlling interest income consisting of gains attributed to non-controlling interests of third parties in any non-wholly owned Subsidiaries of Parent to the extent included in consolidated net income (or loss) and not received in cash by Parent, plus

(c)           without duplication, the sum of the following amounts of GH Group for such period to the extent included in determining consolidated net earnings (or loss) for such period:

(i)             any extraordinary, unusual, or non-recurring losses,

(ii)            interest expense,

(iii)          tax expense based on income, profits or capital, including federal, foreign, state, franchise and similar taxes (and for the avoidance of doubt, specifically excluding any sales taxes or any other taxes held in trust for a Governmental Authority),

(iv)          depreciation and amortization for such period,

(v)           non-cash compensation expense (including deferred non-cash compensation expense), or other non-cash expenses or charges, arising from the sale or issuance of Equity Interests, the granting of stock options, and the granting of stock appreciation rights and similar arrangements (including any repricing, amendment, modification, substitution, or change of any such Equity Interests, stock option, stock appreciation rights, or similar arrangements) minus the amount of any such expenses or charges when paid in cash to the extent not deducted in the computation of net earnings (or loss),

(vi)          one-time restructuring charges,

(vii)         exchange, translation, or performance losses relating to any hedging transactions or foreign currency fluctuations,

(viii)        non-cash losses on sales of fixed assets or write-downs of fixed or intangible assets,

(ix)           the amount of any non-controlling interest expense consisting of losses attributed to non-controlling interests of third parties in any non-wholly owned Subsidiaries of Parent,

(x)            any expenses, charges or losses in connection with any Permitted Acquisition, Permitted Investment or Permitted Disposition for such period that are reimbursed during such period by Persons that are not Affiliates of the Loan Parties pursuant to indemnification or expense reimbursement or similar provisions in any agreement with such Person and in each case, solely to the extent such indemnification or reimbursement did not increase consolidated net income for such period,

(xi)           to the extent actually received and not already included in net income, proceeds of business interruption insurance in an amount not to exceed the cash proceeds actually received during such period,

(xii)          documented transaction expenses incurred in connection with a Permitted Disposition, Permitted Investment, or Permitted Acquisition (irrespective of whether such Permitted Acquisition is consummated), including any refinancing of (or amendment to) any Permitted Indebtedness acquired or assumed in connection with such Permitted Investment, or Permitted Acquisition including, but not limited to, legal and advisory fees, break-up fees; provided, however, that the aggregate amounts added back pursuant to this clause (xii) for any period shall not exceed $500,000,

(xiii)         fees, costs, charges and expenses, in respect of earn-outs incurred in connection with any Permitted Acquisition to the extent permitted to be incurred under this Agreement that are required by the application of FAS 141R to be and are expensed by Parent,

(xiv)         transaction expenses incurred in connection with the incurrence of the Term Loans so long as such expenses were paid on the Closing Date as reflected in the sources and uses delivered to Agent that is reasonably acceptable to Agent or paid not later than 60 days after the Closing Date,

(xv)          non-recurring litigation and arbitration costs, charges, fees and expenses (including payments of legal settlements, fines, judgments or orders); provided that the aggregate amounts added back pursuant to this clause (xiv) for any period shall not exceed $500,000,

(xvi)         non-cash fair value adjustments to inventory (including cannabis plants) resulting from the revaluation of inventory or other inventory adjustments, but excluding any non-cash loss or expenses relating to a write-down, write off or reserve with respect to inventory, and

(xvii)        other cash charges and expenses approved in writing by Agent in its sole discretion;

in each case, determined on a consolidated basis in accordance with GAAP.

Notwithstanding the foregoing, in no event will the aggregate amount of add backs for cash expenditures under clauses (c)(i), (c)(vi), (c)(vii) and (c)(viii) above for any period of 12 months exceed 5% of EBITDA (calculated prior to giving effect to any such addbacks or pro forma adjustments) for such period.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Real Property” means each parcel of the Real Property Collateral owned by Borrower set forth on Schedule R-1. Any such real property shall not be included in Eligible Real Property if:

(i)            the applicable Borrower that owns such property does not have good, valid, and marketable fee simple title thereto,

(ii)	it is not subject to a valid and perfected first priority Agent’s Lien,

(iii)	it is not in good and marketable condition,

(iv)          it (or any portion thereof) is leased by the applicable Borrower to any Person (other than leases approved by Agent in writing),

(v)           it is subject to any agreement that limits, conditions or restricts the applicable Borrower’s or Agent’s right to sell or otherwise dispose of such real property,

(vi)          it is not covered by title insurance on terms and subject to conditions reasonably acceptable to Agent with respect to Agent’s Lien,

(vii)	it is not the subject of an environmental report reasonably acceptable to Agent,

(viii)        it is not the subject of an ALTA survey in form and substance reasonable acceptable to Agent,

(ix)           it is located in a flood plain and the applicable Borrower is not maintaining appropriate flood insurance with respect to such real property on terms and conditions satisfactory to Agent,

(x)            it is out of compliance with any applicable laws, rules, regulations, executive orders, codes (including Environmental Laws) or zoning regulations;

(xi)	an Acceptable Appraisal of such Real Property has not been completed, or

(xii)	it is not the subject of all required Cannabis Licenses (provided, that, to the extent cultivating Cannabis is not taking place on such Real Property, then no such Cannabis Licenses shall be required).

“Eligible Transferee” means (a) any Lender (other than a Defaulting Lender), any Affiliate of any Lender and any Related Fund of any Lender; (b) (i) a commercial bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (ii) a savings and loan association or savings bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (iii) a commercial bank organized under the laws of any other country or a political subdivision thereof; provided that (A) (x) such bank is acting through a branch or agency located in the United States or (y) such bank is organized under the laws of a country that is a member of the Organization for Economic Cooperation and Development or a political subdivision of such country, and (B) such bank has total assets in excess of $1,000,000,000; (c) any other entity (other than a natural person) that is an “accredited investor” (as defined in Regulation D under the Securities Act) that extends credit or buys loans as one of its businesses including insurance companies, investment or mutual funds and lease financing companies, and having total assets (together with its Affiliates and Related Funds) in excess of $350,000,000; and (d) during the continuation of an Event of Default, any other Person approved by Agent; provided, that, no Affiliate of a Loan Party shall qualify as an Eligible Transferee.

“Environmental Action” means any written complaint, summons, citation, notice of violation, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, or other written communication received by any Borrower from any Governmental Authority or any third party alleging violations of Environmental Laws or releases of Hazardous Materials (a) from any assets, properties, or businesses of any Loan Party, (b) from adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by any Loan Party.

“Environmental Indemnity Agreement” means an Environmental Indemnity Agreement with respect to the Real Property Collateral, executed by the Loan Parties in favor of Agent, in form and substance reasonable satisfactory to Agent, as amended, restated, supplemented, or otherwise modified from time to time.

“Environmental Law” means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on any Loan Party, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand or Remedial Action required under Environmental Law or violation of any Environmental Law, and which relate to any Environmental Action.

“Environmental Lien” means any Lien in favor of any Governmental Authority for Environmental Liabilities.

“Equipment” means equipment (as that term is defined in the Code).

“Equity Interests” means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units), preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statutes, and all regulations and guidance promulgated thereunder. Any reference to a specific section of ERISA shall be deemed to be a reference to such section of ERISA and any successor statutes, and all regulations and guidance promulgated thereunder.

“ERISA Affiliate” means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which any Loan Party or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with any Loan Party or any of its Subsidiaries and whose employees are aggregated with the employees of such Loan Party or its Subsidiaries under IRC Section 414(o).

“Erroneous Payment” has the meaning therefor Section 17.17(a) of the Agreement.

“Erroneous Payment Deficiency Assignment” has the meaning specified therefor in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Impacted Class” has the meaning specified therefor in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Return Deficiency” has the meaning specified therefor in in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Subrogation Rights” has the meaning specified therefor in Section 17.17(f) of the Agreement.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified therefor in Section 8 of the Agreement. “Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time. “Excluded Accounts” means (a) any segregated Deposit Account specifically and exclusively used to hold tax and trust funds, (b) controlled disbursement accounts (to the extent that such accounts are zero balance accounts), and (c) Petty Cash Accounts.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (i) any Tax imposed on the net income or net profits of any Recipient (including any branch profits taxes), in each case, (A) imposed by the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Recipient is organized or the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Recipient’s principal office is located or, in the case of a Lender or Participant, the jurisdiction in which such Lender’s or Participant’s lending office is located, or (B) as a result of a present or former connection between such Recipient and the jurisdiction or taxing authority imposing the Tax (other than any such connection arising solely from such Recipient having executed, delivered, become a party to, or performed its obligations or received payment under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced its rights or remedies under the Agreement or any other Loan Document, or sold or assigned an interest in any Loan or Loan Document) (“Other Connection Taxes”); (ii) Taxes resulting from a Recipient’s failure to comply with the requirements of Section 16.2 of the Agreement, (iii) any United States federal withholding Taxes imposed on amounts payable to or for the account of a Lender or Participant with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender or Participant acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 14.2) or (ii) such Lender or Participant changes its lending office, except in each case to the extent that, pursuant to Section 16.1, amounts with respect to such Taxes were payable either to such Lender’s or Participant’s assignor immediately before such Lender or Participant became a party hereto or to such Lender or Participant immediately before it changed its lending office, and (iv) any United States federal withholding taxes imposed under FATCA.

“Facility” means the Term Loan Facility.

“Farm Bill” means the Agricultural Improvement Act of 2018, commonly known as the 2018 Farm Bill, as such may be amended or replaced.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of the Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the IRC, any intergovernmental agreements entered into by the United States in connection with the implementation of the foregoing express provisions of the IRC, and any laws, rules and regulations implementing such intergovernmental agreements.

“Federal Cannabis Laws” means any U.S. federal laws as such relate, to the cultivation, harvesting, production, distribution, sale and possession of marijuana or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three major U.S. banks of recognized standing selected by it.

“Fee Letter” means that certain Fee Letter, dated as of the Closing Date, between Borrower and Agent, in form and substance reasonably satisfactory to Agent.

“Fixed Charge Coverage Ratio” means, with respect to any fiscal period and with respect to Parent determined on a consolidated basis in accordance with GAAP, the ratio of (a) EBITDA for such period minus income tax expense for such period, minus all Restricted Payments paid (whether in cash or other property, other than common Equity Interests) during such period to (b) Current Portion of Long Term Debt plus interest expense (excluding any convertible debt interest payments) plus the current portion of Capital Leases.

“Flood Laws” means the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973, and related laws, rules and regulations, including any amendments or successor provisions

“Flow of Funds Agreement” means a funds flow memorandum, dated as of even date herewith, in form and substance reasonably satisfactory to Agent, attached as part of the Notice of Borrowing duly executed by Borrower and delivered in respect of the Term Loan.

“Foreclosed Borrower” has the meaning specified therefor in Section 2.12(h) of the Agreement.

“Foreign Cash Equivalents” means (a) certificates of deposit, bankers’ acceptances, or time deposits maturing within 1 year from the date of acquisition thereof, in each case payable in an Canadian Dollars and issued by any bank and having at the date of acquisition thereof combined capital and surplus of not less than $1,000,000,000 (calculated at the then applicable exchange rate as determined by Agent), (b) Deposit Accounts maintained with any bank that satisfies the criteria described in clause (a) above, and (c) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (b) above.

“Foreign Lender” means any Lender or Participant that is not a United States person within the meaning of IRC section 7701(a)(30).

“Funding Date” means the date on which a Borrowing occurs.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“GH Group” means GH Group, Inc., a Delaware corporation.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantor” means (a) each Person signing a Guaranty and Security Agreement as of the Closing Date, (b) Parent, and (c) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of the Agreement.

“Guaranty and Security Agreement” means a guaranty and security agreement, dated as of even date with the Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Borrower and each of the Guarantors to Agent.

“Hazardous Materials” means (a) substances that give rise to liability under Environmental Laws or are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulations intended to define, list, or classify substances regulated by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form, electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million, and per- and polyfluoroalkyl substances.

“Hedge Agreement” means a “swap agreement” as that term is defined in Section 101(53B)(A) of the Bankruptcy Code.

“Improvements” means all buildings, structures and fixtures of every kind and nature situated upon Real Property.

“Indebtedness” as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses) and any earn-out or similar obligations, (f) all monetary obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) [Reserved], and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co- made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non-recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3 of the Agreement.

“Indemnified Person” has the meaning specified therefor in Section 10.3 of the Agreement.

“Indemnified Taxes” means, (a) any Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Insolvency Proceeding” shall mean any of the following: (a) the filing by any Loan Party of a voluntary petition in bankruptcy or other proceeding under any provision of any bankruptcy law (including the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada) (if applicable)) or a petition or proceeding to take advantage of any receivership or insolvency laws, including any petition or proceeding seeking the dissolution, winding up, total or partial liquidation, reorganization, composition, arrangement, adjustment or readjustment or other relief of such Loan Party, such Loan Party’s debts or such Loan Party’s assets including corporate statutes where such statue is used by a Loan Party to propose an arrangement that includes a stay of creditors, or the appointment of a trustee, receiver, liquidator, custodian or similar official for such Loan Party or a material part of such Loan Party’s property; (b) the admission in writing by such Loan Party of its inability to pay its debts generally as they become due; (c) the appointment of a receiver, receiver and manager, liquidator, trustee, custodian or other similar official for such Loan Party or all or a material part of such Loan Party’s assets; (d) the filing of any petition or proceeding against such Loan Party under any bankruptcy law (including the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding- Up and Restructuring Act (Canada) (if applicable)) or other receivership or insolvency law, including any petition seeking the dissolution, winding up, total or partial liquidation, reorganization, composition, arrangement, adjustment or readjustment or other relief of such Loan Party, such Loan Party’s debts or such Loan Party’s assets or the appointment of a trustee, receiver, liquidator, custodian or similar official for such Loan Party or a material part of such Loan Party’s property; (e) the general assignment by such Loan Party for the benefit of creditors or any other marshaling of the assets and liabilities of such Loan Party; or (f) a corporate (or similar) action taken by such Loan Party to authorize any of the foregoing.

“Intercompany Subordination Agreement” means an intercompany subordination agreement, dated as of even date with the Agreement, executed and delivered by each Loan Party and Agent, the form and substance of which is reasonably satisfactory to Agent.

“Interest Reserve” has the meaning specified therefor in Section 2.11(b) of the Agreement. “Interest Reserve Account” has the meaning specified therefor in Section 2.11(b) of the Agreement.

“Inventory” means inventory (as that term is defined in the Code).

“Investment” means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, capital contributions (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts receivable arising in the ordinary course of business), or acquisitions of Indebtedness, Equity Interests, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustment for increases or decreases in value, or write-ups, write-downs, or write-offs with respect to such Investment.

“IRC” means the Internal Revenue Code of 1986, as amended, and any successor statutes, and all regulations and guidance promulgated thereunder. Any reference to a specific section of the IRC shall be deemed to be a reference to such section of the IRC and any successor statutes, and all regulations and guidance promulgated thereunder.

“Lead Arranger” has the meaning set forth in the preamble to the Agreement.

“Lender” has the meaning set forth in the preamble to the Agreement, and shall include any other Person made a party to the Agreement pursuant to the provisions of Section 13.1 of the Agreement and “Lenders” means each of the Lenders or any one or more of them.

“Lender Group” means each of the Lenders and Agent, or any one or more of them.

“Lender Group Expenses” means all (a) reasonable costs or expenses (including Taxes and insurance premiums) required to be paid by any Loan Party under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) reasonable documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with the Loan Parties under any of the Loan Documents, including, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent’s reasonable and customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to Borrower and the Loan Parties, (d) Agent’s reasonable and customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of Borrower (whether by wire transfer or otherwise), together with any reasonable out- of-pocket costs and expenses incurred in connection therewith, (e) reasonable and customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) reasonable field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation) provided in Section 2.10 of the Agreement, (h) Agent’s reasonable documented costs and expenses (including reasonable documented attorneys’ fees and expenses) relative to third party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent’s Liens in and to the Collateral, or the Lender Group’s relationship with Borrower and the Loan Parties, (i) Agent’s reasonable documented costs and expenses (including reasonable documented attorneys’ fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including DXSyndicateTM, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent’s and each Lender’s reasonable documented costs and expenses (including reasonable documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning Borrower and the Loan Parties or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral; provided, that the fees and expenses of counsel that shall constitute Lender Group Expenses shall in any event be limited to one primary counsel to Agent and one primary counsel to the Lenders, one local counsel to Agent in each reasonably necessary jurisdiction, one specialty counsel to Agent in each reasonably necessary specialty area (including insolvency law), and one or more additional counsel to Lenders if one or more conflicts of interest arise)

“Lender Group Representatives” has the meaning specified therefor in Section 17.9 of the Agreement.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, attorneys, and agents.

“License Holdco” means a corporation, limited liability company, or limited partnership organized under the laws of a jurisdiction in the United States that (a) is a wholly-owned direct or indirect Subsidiary of Parent, (b) does not engage in any business or activity other than the ownership of the equity interests of a Subsidiary that possesses one or more Cannabis Licenses and activities incidental thereto, (c) does not own or acquire any assets other than the equity interests of a Subsidiary that possesses one or more Cannabis Licenses, cash and Cash Equivalents, and (d) does not have or incur any Indebtedness or other liabilities other than liabilities under the Loan Documents, liabilities imposed by laws, including tax liabilities, and other liabilities incidental to its existence and permitted business and activities.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

“Liquidity” means, at any time, an amount equal to the sum of all balances in blocked Deposit Accounts maintained at [CONFIDENTIAL INFORMATION - REDACTED]. Liquidity shall include any Qualified Cash maintained in the Interest Reserve (inclusive of any portion of the Interest Reserve maintained at [CONFIDENTIAL INFORMATION - REDACTED]).

“Loan” means any Protective Advance or Term Loan made (or to be made) hereunder. “Loan Account” has the meaning specified therefor in Section 2.9 of the Agreement.

“Loan Documents” means the Agreement, the Canadian Guarantee and Security Agreement, the Control Agreements, the Collateral Access Agreements, any Copyright Security Agreement, each Borrowing Base Certificate, each Notice of Borrowing, the Environmental Indemnity Agreement, the Fee Letter, the Guaranty and Security Agreement, the Intercompany Subordination Agreement, the Mortgages, any Patent Security Agreement, any Trademark Security Agreement, any Hedge Agreement, any note or notes executed by Borrower in connection with the Agreement and payable to any member of the Lender Group, and any other instrument or agreement entered into, now or in the future, by Borrower, any Loan Party and any member of the Lender Group in connection with the Agreement.

“Loan Party” means Borrower or any Guarantor.

“Lompoc Property” means that real property located at 1637 and 1635 West Central Ave., Lompoc, CA 93436.

“Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.

“Material Adverse Effect” means (a) a material adverse effect in the business, operations, results of operations, assets, liabilities or financial condition of Borrower, taken as a whole, (b) a material impairment of any Borrower’s ability to perform their obligations under the Loan Documents to which they are parties or of the Lender Group’s ability to enforce the Obligations or realize upon the Collateral (other than as a result of as a result of an action taken or not taken that is solely in the control of Agent), or (c) an impairment of the enforceability or priority of Agent’s Liens with respect to all or a material portion of the Collateral.

“Material Contract” means, at any time, with respect to Borrower, (a) any contract or agreement to which Borrower is a party with any vendor, contractor, architect, engineer, supplier, or distributor with a contract value in excess of $500,000, and (b) any other contract or agreement, the loss of which would reasonably be expected to result in a Material Adverse Effect. As of the Closing Date, each of the contracts and agreements listed on Schedule 4.28 are Material Contracts.

“Material Liability” means an amount that could reasonably be expected, individually or in the aggregate, to be in excess of $1,000,000.

“Maturity Date” means the earlier of (a) February 28, 2030 (the “Stated Maturity Date”) and (b) the date that the Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise.

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents. “Mortgages” means, individually and collectively, one or more mortgages, charges, deeds of trust, or deeds to secure debt, executed and delivered by a Borrower in favor of Agent, in form and substance reasonably satisfactory to Agent, that encumber the Real Property Collateral, including the Camarillo Mortgage, Casitas Mortgage, and Padaro Mortgage.

“Non-Consenting Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement.

“Non-Defaulting Lender” means each Lender other than a Defaulting Lender.

“Notice of Borrowing” has the meaning specified therefor in Section 2.3(a) of the Agreement.

“Obligations” means all loans (including the Term Loan (inclusive of Protective Advances)), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), premiums, liabilities (including all amounts charged to the Loan Account pursuant to the Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letter), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by the Agreement or any of the other Loan Documents or relating to Bank Products and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that Borrower is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents. Without limiting the generality of the foregoing, the Obligations of Borrower under the Loan Documents include the obligation to pay (i) the principal of the Term Loan, (ii) interest accrued on the Term Loans, (iii) Lender Group Expenses, (iv) fees payable under the Agreement or any of the other Loan Documents including any Applicable Premium, and (v) indemnities and other amounts payable by any Loan Party under any Loan Document. Any reference in the Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Originating Lender” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Other Taxes” has the meaning specified therefor in Section 16.1 of the Agreement. “Padaro Property” means that real property located at 3561 Foothill Road, Carpinteria, CA 93013.

“Padaro Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security agreement and Fixture Filing executed by and delivered by Magu in favor of Agent.

“Parent” means Glass House Brands Inc., a British Columbia corporation. “Participant” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Patent Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable.

“Patriot Act” has the meaning specified therefor in Section 4.13 of the Agreement. “Payment Date” has the meaning specified therefor in Section 2.1(b) of the Agreement. “Payment Recipient” has the meaning specified therefor in Section 17.17(a) of the Agreement.

“Perfection Certificate” means, collectively, the certificate delivered by the Loan Parties on the Closing Date.

“Permitted Acquisition” means any Acquisition so long as:

(a)           no Default or Event of Default shall have occurred and be continuing or would result from the consummation of the proposed Acquisition and the proposed Acquisition is consensual,

(b)           no Indebtedness will be incurred, assumed, or would exist with respect to Borrower as a result of such Acquisition, other than Indebtedness permitted under clauses (o) or (p) of the definition of Permitted Indebtedness and no Liens will be incurred, assumed, or would exist with respect to the assets of Borrower as a result of such Acquisition other than Permitted Liens,

(c)           Borrower has provided Agent with written confirmation, supported by reasonably detailed calculations, that on a pro forma basis (including pro forma adjustments arising out of events which are directly attributable to such proposed Acquisition, are factually supportable, and are expected to have a continuing impact, in each case, determined as if the combination had been accomplished at the beginning of the relevant period; such eliminations and inclusions to be mutually and reasonably agreed upon by Parent and Agent) created by adding the historical combined financial statements of Parent (including the combined financial statements of any other Person or assets that were the subject of a prior Permitted Acquisition during the relevant period) to the historical consolidated financial statements of the Person to be acquired (or the historical financial statements related to the assets to be acquired) pursuant to the proposed Acquisition, the Borrower (i) would have been in compliance with the financial covenant(s) in Section 7 of this Agreement, as applicable, for the fiscal month ended immediately prior to the proposed date of consummation of such proposed Acquisition, and (ii) are projected to be in compliance with the financial covenant(s) in Section 7 of this Agreement, as applicable, for each of the twelve fiscal months in the period ended one year after the proposed date of consummation of such proposed Acquisition,

(d)           Borrower has provided Agent with its due diligence package relative to the proposed Acquisition, including forecasted balance sheets, profit and loss statements, and cash flow statements of the Person or assets to be acquired, all prepared on a basis consistent with such Person’s (or assets’) historical financial statements, together with appropriate supporting details and a statement of underlying assumptions for the one year period following the date of the proposed Acquisition, on a quarter by quarter basis), in form and substance (including as to scope and underlying assumptions) reasonably satisfactory to Agent,

(e)           the assets being acquired or the Person whose Equity Interests are being acquired did not have negative EBITDA during the 12 consecutive month period most recently concluded prior to the date of the proposed Acquisition,

(f)            Borrower has provided Agent with written notice of the proposed Acquisition at least 15 Business Days prior to the anticipated closing date of the proposed Acquisition and, not later than five Business Days prior to the anticipated closing date of the proposed Acquisition, copies of the acquisition agreement and other material documents relative to the proposed Acquisition, which agreement and documents must be reasonably acceptable to Agent,

(g)           the assets being acquired (other than a de minimis amount of assets in relation to Parent’s and its Subsidiaries total assets), or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, the business of the Borrower or a business reasonably related thereto,

(h)           the assets being acquired (other than a de minimis amount of assets in relation to the assets being acquired) are located within the state of California or New York or the Person whose Equity Interests are being acquired is organized in a jurisdiction located within the United States or Canada,

(i)            the subject assets or Equity Interests, as applicable, are being acquired directly by a Borrower, and, in connection therewith, the applicable Borrower shall have complied with Section 5.11 or 5.12 of this Agreement, as applicable, of this Agreement and, in the case of an acquisition of Equity Interests, the Person whose Equity Interests are acquired shall become a Loan Party and the Borrower shall have demonstrated to Agent that the new Loan Parties have received consideration sufficient to make the joinder documents binding and enforceable against such new Loan Parties, and

(j)            the purchase consideration payable in respect of all Permitted Acquisitions (including the proposed Acquisition and including deferred payment obligations) shall not exceed the sum of (i) $2,500,000 and (ii) any consideration paid in the form of Equity Interests issued by Parent substantially concurrently therewith, in the aggregate; provided, that the purchase consideration payable in respect of any single Acquisition or series of related Acquisitions shall not exceed the sum of (x) $500,000 and (y) any consideration paid in the form of Equity Interests issued by Parent substantially concurrently therewith and to the extent not otherwise applied as Curative Equity, in the aggregate.

“Permitted Discretion” means a determination made in the exercise of reasonable (from the perspective of a secured lender) business judgment.

“Permitted Dispositions” means:

(a)           sales, abandonment, or other dispositions of Equipment that is substantially worn, damaged, or obsolete or no longer used or useful in the ordinary course of business of Borrower,

(b)           the issuance of GH Group shares pursuant to that certain operating agreement of SBDANK, LLC dated as of October 23, 2020,

(c)           the use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms of the Agreement or the other Loan Documents,

(d)	[Reserved],

(e)	the granting of Permitted Liens,

(f)	[Reserved],

(g)	any involuntary loss, damage or destruction of property,

(h)           any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property,

(i)            the leasing or subleasing of assets of any Borrower in the ordinary course of business; provided that in the case of any lease with respect to the Real Property Collateral, such lease is in compliance with Section 6.14,

(j)	[Reserved],

(k)	[Reserved],

(l)	[Reserved],

(m)	the making of Permitted Investments,

(n)	[Reserved],

(o)	[Reserved],

(p)	[Reserved],

(q)           (i) terminations of leases, subleases. licenses, sub-licenses and agreements (including management fees and other similar agreements) in the ordinary course of business and (ii) the surrender or waiver of contractual rights or the settlement release or surrender of contract or tort claims in the ordinary course of business,

(r)	[Reserved], and

(s)	[Reserved];

provided that, in no event shall any Borrower transfer, sell, terminate or otherwise dispose of any Real Property Collateral or any Cannabis License material to the operations of the Borrower.

“Permitted Indebtedness” means:

(a)	Indebtedness evidenced by the Agreement or the other Loan Documents,

(b)           Indebtedness as of the Closing Date set forth on Schedule 4.14 to the Agreement and any Refinancing Indebtedness in respect of such Indebtedness,

(c)           Permitted Purchase Money Indebtedness and any Refinancing Indebtedness in respect of such Indebtedness,

(d)           Indebtedness arising in connection with the endorsement of instruments or other payment items for deposit,

(e)	[Reserved],

(f)            Indebtedness incurred in the ordinary course of business under performance, surety, statutory, or appeal,

(g)           Indebtedness owed to any Person providing property, casualty, liability, or other insurance to Borrower, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year,

(h)           the incurrence by Borrower of Indebtedness under Hedge Agreements that are incurred for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with Borrower’s operations and not for speculative purposes,

(i)            Indebtedness incurred in the ordinary course of business in respect of credit cards, credit card processing services, debit cards, stored value cards, commercial cards (including so-called “purchase cards”, “procurement cards” or “p-cards”), or Cash Management Services,

(j)            Indebtedness of Borrower incurred from time to time that is subordinated in right of payment to the Obligations, so long as the maturity date of such Indebtedness is no earlier than the date that is 6 months after the Stated Maturity Date and at the time of incurrence of the same: (i) no Default or Event of Default exists or would arise as a result of the incurrence of such Indebtedness, (ii) Borrower’s are in compliance, on a pro forma basis, with the covenants set forth in Section 7 to this Agreement, and (iii) such subordinated Indebtedness is the subject of a Subordination Agreement,

(k)	Indebtedness composing Permitted Investments,

(l)            unsecured Indebtedness incurred in respect of netting services, overdraft protection, and other like services, in each case, incurred in the ordinary course of business, and

(m)          accrual of interest, accretion or amortization of original issue discount, or the payment of interest in kind, in each case, on Indebtedness that otherwise constitutes Permitted Indebtedness.

“Permitted Investments” means:

(a)	Investments in cash and Cash Equivalents,

(b)           Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business,

(c)           advances made in connection with purchases of goods or services in the ordinary course of business,

(d)           Investments received in settlement of amounts due to any Borrower effected in the ordinary course of business or owing to any Borrower as a result of Insolvency Proceedings involving an account debtor or upon the foreclosure or enforcement of any Lien in favor of a Borrower,

(e)           Investments owned by any Borrower on the Closing Date and set forth on Schedule P-1 to the Agreement,

(f)	[Reserved],

(g)	[Reserved],

(h)	[Reserved],

(i)            deposits of cash made in the ordinary course of business to secure performance of operating leases,

(j)	[Reserved],

(k)	[Reserved],

(l)	[Reserved], and

(m)           any Permitted Indebtedness. “Permitted Liens” means:

(a)	Liens granted to, or for the benefit of, Agent to secure the Obligations,

(b)           Liens for unpaid taxes, assessments, or other governmental charges or levies that either (i) are not yet delinquent, or (ii) do not have priority over Agent’s Liens and the underlying taxes, assessments, or charges or levies are the subject of Permitted Protests,

(c)           judgment Liens arising solely as a result of the existence of judgments, orders, or awards that do not constitute an Event of Default under Section 8.3 of the Agreement,

(d)            Liens set forth on Schedule P-2 to the Agreement; provided, that to qualify as a Permitted Lien, any such Lien described on Schedule P-2 to the Agreement shall only secure the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof,

(e)           the interests of lessors under operating leases and non-exclusive licensors under license agreements,

(f)            purchase money Liens on fixed assets or the interests of lessors under Capital Leases to the extent that such Liens or interests secure Permitted Purchase Money Indebtedness and so long as (i) such Lien attaches only to the fixed asset purchased or acquired and the proceeds thereof, and (ii) such Lien only secures the Indebtedness that was incurred to acquire the fixed asset purchased or acquired or any Refinancing Indebtedness in respect thereof,

(g)           Liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money, and which Liens either (i) are for sums not yet delinquent, or (ii) are the subject of Permitted Protests,

(h)           Liens on amounts deposited to secure Borrower’s obligations in connection with worker’s compensation or other unemployment insurance,

(i)            Liens on amounts deposited to secure Borrower’s obligations in connection with the making or entering into of bids, tenders, or leases in the ordinary course of business and not in connection with the borrowing of money,

(j)            Liens on amounts deposited to secure Borrower’s reimbursement obligations with respect to surety or appeal bonds obtained in the ordinary course of business,

(k)           with respect to any Real Property, easements, rights of way, zoning restrictions and other matters of public record that do not materially interfere with or impair the use or operation thereof,

(l)            non-exclusive licenses of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business,

(m)          Liens that are replacements of Permitted Liens to the extent that the original Indebtedness is the subject of permitted Refinancing Indebtedness and so long as the replacement Liens only encumber those assets that secured the original Indebtedness,

(n)           rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such Deposit Accounts in the ordinary course of business,

(o)           Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the definition of Permitted Indebtedness,

(p)           Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

(q)           Liens securing the Subordinated Indebtedness that are junior in priority to Agent’s Liens in the Collateral and subject to the terms of a Subordination Agreement, or

(r)            Liens set forth in Schedule 8 of the Security and Guaranty Agreement.

“Permitted Protest” means the right of Borrower to protest any Lien (other than any Lien that secures the Obligations), taxes (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on Borrower’s books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by Borrower, as applicable, in good faith, and (c) Agent is satisfied that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Agent’s Liens.

“Permitted Purchase Money Indebtedness” means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred after the Closing Date and at the time of, or within 90 days after, the acquisition of any fixed assets for the purpose of financing all or any part of the acquisition cost thereof, in an aggregate principal amount outstanding at any one time not in excess of $500,000.

“Person” means natural persons, corporations, limited liability companies, limited partnerships, unlimited liability companies, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Petty Cash Accounts” means Deposit Accounts with deposits at any time in an amount not in excess of $100,000 for any one account and $500,000 in the aggregate for all such accounts.

“Platform” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided, that, if attachment, perfection, the effect of perfection or non-perfection or the priority of Agent’s Lien on any Collateral are governed by the personal property security laws of any jurisdiction in Canada other than the laws of the Province of Ontario, “PPSA” means those personal property security laws in such other jurisdiction in Canada (including the Civil Code of Quebec) for the purposes of the provisions hereof relating to such attachment, perfection, the effect of perfection or non-perfection or such priority and for the definitions relating to such provisions.

“Pro Rata Share” means, as of any date of determination:

(a)           with respect to a Lender’s obligation to make all or a portion of the Term Loan, with respect to such Lender’s right to receive payments of interest, fees, and principal with respect to the Term Loan, and with respect to all other computations and other matters related to the Commitments or the Term Loan, the percentage obtained by dividing (i) the Term Loan Exposure of such Lender by (ii) the aggregate Term Loan Exposure of all Lenders, and

(b)           with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7 of the Agreement), the percentage obtained by dividing (i) the Term Loan Exposure of such Lender by (ii) the aggregate Term Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.1; provided, that if all of the Loans have been repaid in full and all Commitments have been terminated, Pro Rata Share under this clause shall be determined as if the Term Loan Exposures had not been repaid or terminated and shall be based upon the Term Loan Exposures as they existed immediately prior to their repayment or termination.

“Projections” means Borrower’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with Borrower’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

“Protective Advances” has the meaning specified therefor in Section 2.3(d)(i) of the Agreement.

“Public Lender” has the meaning specified therefor in Section 17.9(c) of the Agreement. “QFC” has the meaning specified therefor in Section 17.16 of the Agreement.

“Qualified Cash” means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of the Loan Parties that is in Deposit Accounts (other than any Excluded Account but for the avoidance of doubt, including the Interest Reserve Account) or in Securities Accounts, or any combination thereof, which such Deposit Account or Securities Account is subject to a Control Agreement in favor of the Agent (subject to and is maintained by a branch office of the bank or securities intermediary located within the United States).

“Real Property” means any estates or interests in real property now owned or hereafter acquired by Borrower and the improvements thereto.

“Real Property Collateral” means the Real Property identified on Schedule R-1 to the Agreement.

“Recipient” has the meaning specified therefor in Section 16.1 of the Agreement. “Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as:

(a)           such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b)           such refinancings, renewals, or extensions do not change any non-cash pay principal or interest into cash pay obligations, increase the interest rate of any cash pay obligations, or change the redemption, mandatory prepayment or defeasance provisions to more burdensome or restrictive provisions with respect thereto

(c)           such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be materially adverse to the interests of the Lenders,

(d)           if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness or otherwise on terms and conditions satisfactory to Agent,

(e)           the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended,

(f)            if the Indebtedness that is refinanced, renewed or extended was unsecured, such refinancing, renewal or extension shall be unsecured, and

(g)           if the Indebtedness that is refinanced, renewed, or extended was secured (i) such refinancing, renewal, or extension shall be secured by substantially the same or less collateral as secured such refinanced, renewed or extended Indebtedness on terms no less favorable to Agent or the Lender Group and (ii) the Liens securing such refinancing, renewal or extension shall not have a priority more senior than the Liens securing such Indebtedness that is refinanced, renewed or extended.

“Regulatory Authority” means every Person, political subdivision, agency, commission or similar authority authorized by any Governmental Authority with jurisdiction over any Loan Party to regulate the growth, processing, testing, or sale of cannabis or medical marijuana in any State in which any Loan Party operates.

“Related Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Remedial Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions in response to a release of Hazardous Materials required by Environmental Laws.

“Replacement Lender” has the meaning specified therefor in Section 14.2 of the Agreement.

“Report” has the meaning specified therefor in Section 15.16 of the Agreement. “Required Lenders” means, at any time, Lenders having or holding more than 50.1% of the aggregate Term Loan Exposure of all Lenders; provided, that the Term Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders.

“Reserves” has the meaning specified therefor in Section 2.3 of the Agreement.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restricted Payment” means to (a) declare or pay any dividend or make any other payment (including any interest payment) or distribution, directly or indirectly, on account of Equity Interests (including any preferred stock) issued by Borrower (including any payment in connection with any merger, amalgamation, or consolidation involving Borrower) or to the direct or indirect holders of Equity Interests issued by Borrower in their capacity as such, or (b) purchase, redeem, make any sinking fund or similar payment, or otherwise acquire or retire for value (including in connection with any merger or consolidation involving Borrower) any Equity Interests (including any preferred stock) issued by Borrower or any of its Subsidiaries, and (c) make any payment to retire, or to obtain the surrender of, any outstanding warrants, options, or other rights to acquire Equity Interests of Borrower now or hereafter outstanding.

“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is a target of Sanctions including a target of any country sanctions program administered and enforced by OFAC or any other Governmental Authority with jurisdiction over any member of the Lender Group or any Loan Party or any of their respective Subsidiaries or Affiliates.

“Sanctioned Person” means a Person named on a list sanctioned parties maintained by OFAC (including but not limited to the list of Specially Designated Nationals), the U.S. Department of State, the Government of Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Sanctions” has the meaning specified therefor in Section 4.18 of the Agreement. “S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Securities Account” means a securities account (as that term is defined in the Code). “Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s debts (including contingent liabilities) is less than all of such Person’s assets, (b) such Person is not engaged or about to engage in a business or transaction for which the remaining assets of such Person are unreasonably small in relation to the business or transaction or for which the property remaining with such Person is an unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (d) such Person is “solvent” or not “insolvent”, as applicable within the meaning given those terms and similar terms under applicable laws relating to bankruptcy, fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Stated Maturity Date” has the meaning specified therefor in the definition of “Maturity Date”.

“Subordinated Indebtedness” means any Indebtedness of a Borrower described in clause (j) of the definition of Permitted Indebtedness.

“Subordination Agreement” means a subordination agreement in form and substance satisfactory to Agent and including the following terms: (i) any Subordinated Indebtedness will be subordinated in right of payment to the Obligations, (ii) any Liens on the Collateral securing the Subordinated Indebtedness shall be junior and subordinate in priority to Agent’s Liens on the Collateral, (iii) during the existence of an Event of Default, no payments of principal or interest shall be permitted in respect of the Subordinated Indebtedness, (iv) subordinated creditor will not be able to enforce any rights or remedies against any Loan Party or the Collateral until the Obligations are repaid in full, (v) the will be no limitations on amendments or modifications to the Loan Documents including shortening or extending the Stated Maturity Date and increasing: (x) the commitments, (y) the amount of the Obligations, and (z) the interest rate applicable to the Obligations or any fees.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity.

“Tax Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement. “Taxes” means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

“Term Loan” has the meaning specified therefor in Section 2.1(a) of the Agreement.

“Term Loan Commitment” means, with respect to each Lender, its Term Loan Commitment, and, with respect to all Lenders, their Term Loan Commitments, in each case, as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“Term Loan Facility” has the meaning specified therefor in Section 2.1(a).

“Term Loan Exposure” means, with respect to any Lender, as of any date of determination (a) prior to the funding of the Term Loan, the amount of such Lender’s unfunded Commitments or (b) after the funding of the Term Loan, the outstanding principal amount of the Term Loan held by such Lender plus the amount of such Lender’s unfunded Commitments.

“Term Loan Obligations” means any Obligations with respect to the Term Loan (including, without limitation, the principal thereof, the interest thereon, and the fees and expenses specifically related thereto).

“Trademark Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or the Canadian Guarantee and Security Agreement, as applicable.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“United States” means the United States of America.

“Voidable Transfer” has the meaning specified therefor in Section 17.8 of the Agreement.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Execution Version

Schedule 2.1(b)

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Schedule 3.1

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Schedule 5.1

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Schedule 5.2

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